As filed with the Securities and Exchange Commission on November 23, 2005
                                                     REGISTRATION NO. 333-126013
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       ON
                                    FORM S-2
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       NETWORK-1 SECURITY SOLUTIONS, INC.
             (Exact Name of Registrant as Specified in its Charter)

              DELAWARE                                     11-3027591
  (State or other jurisdiction of                       (I.R.S. employer
   incorporation or organization)                     identification number)

                           445 PARK AVENUE, SUITE 1028
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5700
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                COREY M. HOROWITZ
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           445 PARK AVENUE, SUITE 1028
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:
                               SAM SCHWARTZ, ESQ.
                  EISEMAN LEVINE LEHRHAUPT & KAKOYIANNIS, P.C.
                                845 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 752-1000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1993, check the following box: |X|

     If the registrant elects to deliver its latest annual report to security holders, or a complete or legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box |_|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering |_|

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: |_|
================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                               CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED MAXIMUM       PROPOSED MAXIMUM         AMOUNT OF
                                               AMOUNT TO BE         PER SHARE OFFERING     AGGREGATE OFFERING       REGISTRATION
TITLE OF EACH CLASS OF                         REGISTERED (2)       PRICE (3)              PRICE (3)                FEE
SECURITIES TO BE REGISTERED
---------------------------------------------- -------------------- ---------------------- ------------------------ ----------------
Common Stock, par value $.01 per share         16,886,267(1)        $.73                   $12,326,975              $1,450.89
---------------------------------------------- -------------------- ---------------------- ------------------------ ----------------
Previously Paid                                                                                                     $1,450.89
---------------------------------------------- -------------------- ---------------------- ------------------------ ----------------
Total Due                                                                                                           $ 0
---------------------------------------------- -------------------- ---------------------- ------------------------ ----------------

(1) Includes the registration for resale of the following: (i) 2,685,000 shares of common stock and 2,063,750 shares of common stock issuable upon exercise of warrants issued in a private offering in December 2004 and January 2005, (ii) 8,471,679 shares of common stock, (iii) 1,352,152 shares of common stock issuable upon exercise of warrants issued as part of a private offering in December 1999 and (iv) 2,313,686 shares of common stock issuable upon exercise of certain other outstanding warrants and options.

(2) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, this Registration Statement includes an indeterminate number of additional shares of common stock as from time to time become issuable upon the exercise of certain warrants by reason of stock splits, stock dividends and other similar transactions.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the bid and asked prices of the common stock on the OTC Bulletin Board on June 15, 2005 in accordance with Rule 457(c) under the Securities Act of 1933, as amended.






       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                       NETWORK-1 SECURITY SOLUTIONS, INC.

                        16,886,267 SHARES OF COMMON STOCK

o The selling stockholders listed on pages 16 to 20 of this Prospectus are offering and selling up to 16,886,267 shares of our common stock.

o We will not receive any proceeds from the sale of these shares of common stock. We will receive proceeds if warrants and options to purchase common stock are exercised by payment of cash and those proceeds will be used for our general corporate purposes.

o    Our common stock is traded on the OTC Bulletin Board under the symbol
     "NSSI.OB".

o On November 21, 2005, the closing price of our common stock, as reported on the Over-the-Counter Bulletin Board, was $1.38 per share.

o    This prospectus relates to the resale from time to time of:

     o 2,685,000 shares of common stock and 2,063,750 shares of common stock issuable upon exercise of warrants issued in our private offering in December 2004 and January 2005;

     o    8,471,679 shares of common stock owned by certain of our stockholders;

     o 1,352,152 shares of common stock issuable upon the exercise of outstanding warrants issued as part of our private offering in December 1999; and

     o 2,313,686 shares of common stock issuable upon exercise of certain other warrants and options.

            THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.


            NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS NOVEMBER _____, 2005

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

PROSPECTUS SUMMARY.............................................................3

RISK FACTORS...................................................................7

WHERE YOU CAN FIND MORE INFORMATION...........................................12

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................13

NOTE REGARDING FORWARD-LOOKING STATEMENTS.....................................14

USE OF PROCEEDS...............................................................15

SELLING STOCKHOLDERS..........................................................15

PLAN OF DISTRIBUTION..........................................................27

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS......................30

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.....................32

BUSINESS......................................................................34

DIVIDEND POLICY...............................................................39

LEGAL MATTERS.................................................................39

EXPERTS.......................................................................39

DISCLOSURE OF COMMISSION POSITION.............................................40

INDEX TO FINANCIAL STATEMENTS................................................F-1

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                               PROSPECTUS SUMMARY

     This summary represents a summary of all material terms of the offering and only highlights the more detailed information that appears elsewhere, or is incorporated by reference, in this prospectus. This prospectus may not contain all the information important to you as an investor. Accordingly, you should carefully read this entire prospectus together with all other information incorporated by reference in this prospectus before deciding whether to invest in our common stock, especially the risks of investing in our common stock discussed under the caption "Risk Factors".

     Unless the context otherwise requires, all references to "we," "us," "our," or the "Company" in this prospectus refer to Network-1 Security Solutions, Inc., a Delaware corporation.

THE COMPANY

     Our principal business is the acquisition, development, licensing and protection of our intellectual property. We presently own six patents covering various telecommunications and data networking technologies. Our strategy is to pursue licensing and strategic business alliances with companies in industries that manufacture and sell products that make use of the technologies underlying our patents as well as with other users of the technologies who benefit directly from the technologies including corporate, educational and governmental entities.

     On November 18, 2003, we acquired a portfolio of telecommunications and data networking patents (the "Patent Portfolio") from Merlot Communications, Inc., a broadband communications solutions provider. The Patent Portfolio consists of six patents issued by the U.S. Patent Office that relate to various telecommunications and data networking technologies and includes, among other things, patents covering (i) the control of power delivery over Ethernet networks for the purpose of remotely powering network devices and (ii) systems and methods for the transmission of audio, video and data over local area networks ("LANs") in order to achieve higher quality of service.

     Our future success is largely dependent upon our proprietary technologies, our ability to protect our intellectual property rights and to enter into license agreements for our technology. The complexity of patent and common law, combined with our limited resources, create risk that our efforts to protect our proprietary technologies may not be successful. We cannot be assured that our patents will be upheld, or that third parties will not invalidate our patents. In August 2005, we commenced litigation against D-Link Corporation and D-Link Systems, Incorporated for infringement of our patent (U.S. Patent No. 6,218,930) covering the control of power delivered over Ethernet cables (the "Remote Power Patent") (See "Risk Factors - We face uncertainty as to the outcome of litigation with D-Link").
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     In February 2004, we initiated licensing efforts relating to our Remote Power Patent. The Remote Power Patent application was filed on March 11, 1999 and the patent was granted by the U.S. Office of Patent and Trademark on April 17, 2001. The Remote Power Patent expires on March 7, 2020. The Remote Power Patent relates to, among other things, several key technologies underlying the IEEE 803.3af Power Over Ethernet standard that was approved on June 13, 2003 by the Institute of Electrical and Electronic Engineers. This standard governs the delivery of power over Ethernet cables in order to remotely power network connected devices, including wireless switches, wireless access points, RFID card readers, VOIP telephones, enterprise LAN switches and network cameras.

     On November 30, 2004, we entered into a Master Services Agreement (the "Agreement") with ThinkFire Services USA, Ltd. ("ThinkFire") pursuant to which we granted ThinkFire the exclusive (except for our direct efforts) worldwide rights to negotiate license agreements for our Remote Power Patent with respect to certain potential licensees agreed to between the parties. We or ThinkFire may terminate the Agreement upon 60 days notice for any reason, or upon 30 days notice in the event of a material breach. We have agreed to pay ThinkFire a fee not to exceed 20% of the royalty payments received from license agreements consummated by ThinkFire on our behalf.

     As of November 15, 2005, we transmitted letters to approximately 85 companies offering licenses to the Remote Power Patent. To date we have not entered into any license agreements with third parties with respect to our Remote Power Patent or any of our other patents.

     We also own five (5) additional patents covering various methodologies that provide for allocating bandwidth and establishing Quality of Service for delay sensitive data, such as voice, on packet data networks. Quality of Service issues become important when data networks carry packets that contain audio and video which may require priority over data packets traveling over the same network. Covered within these patents are also technologies that establish bi-directional communications control channels between network-connected devices in order to support advanced applications on traditional data networks. We believe that potential licensees of the technologies contained in these patents would be vendors deploying applications that require the low latency transport of delay sensitive data such as video over data networks.

     We were incorporated under the laws of the State of Delaware in July 1990. Our executive offices are located at 445 Park Avenue, Suite 1028, New York, New York 10022 and our telephone number at that address is (212) 829-5700. Our web site can be found at http://www.network-1.com.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

RECENT DEVELOPMENTS

POWERDSINE SETTLEMENT

     On November 16, 2005, we entered into a Settlement Agreement with PowerDsine, Inc. (NASDAQ: PDSN) and PowerDsine Ltd. (collectively, "PowerDsine") which dismissed, with prejudice, patent litigation brought by PowerDsine against us in March 2004 in the United States District Court for the Southern District of New York that sought a declaratory judgment that our Remote Power Patent (U.S. Patent No. 6,218,930) was invalid and not infringed by PowerDsine and/or its customers.

     Under the terms of the Settlement Agreement, we have agreed that we will not initiate litigation against PowerDsine for its sale of Power over Ethernet
(PoE) integrated circuits. In addition, we have agreed that we will not seek damages for infringement from customers that incorporate PowerDsine integrated circuit products in PoE capable Ethernet switches manufactured on or before April 30, 2006. PowerDsine has agreed that it will not initiate, assist or cooperate in any action or litigation against us relating to the validity or infringement, if any, by PowerDsine or its customers of the Remote Power Patent. We also agreed that we will not initiate litigation against PowerDsine or its customers for infringement of the Remote Power Patent arising from the manufacture and sale of PowerDsine Midspan products for three years following the dismissal date. Following such three year period, we may seek damages for infringement of the Remote Power Patent from PowerDsine or its customers with respect to the purchase and sale of Midspan products beginning 90 days following the dismissal date of the litigation. The benefits afforded to PowerDsine and its customers under the Settlement Agreement will cease in the event PowerDsine institutes, assists or cooperates in any legal proceeding related to our Remote Power Patent adverse to us (unless otherwise required by law to do so) and PowerDsine customers will also forfeit benefits under the Settlement Agreement if they engage in similar action.

     No licenses to use the technologies covered by the Remote Power Patent were granted to PowerDsine or its customers under the terms of the settlement. The Settlement Agreement further provides that PowerDsine is obligated to provide each of its customers with written notice of the settlement which notice shall disclose that no license for the Remote Power Patent has been provided to PowerDsine's customers and that in order to combine, modify or integrate any PowerDsine product with or into any other device or software, PowerDsine's customers may need to receive patent license(s) for such third party patents which is the customer's responsibility. (For the full text of our Settlement Agreement with PowerDsine, see Exhibit 10.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2005).

D-LINK LITIGATION

     On August 10, 2005, we commenced patent litigation against D-Link Corporation and D-Link Systems, Incorporated in the United States District Court for the Eastern District of Texas, Tyler division (Civil Action No. 6:05W291), for infringement of our Remote Power Patent. Our complaint seeks, among other things, a judgment that our Remote Power Patent is enforceable and has been infringed by the defendants. We also seek a permanent injunction restraining the defendants from continued infringement, or active inducement of infringement by others, of our Remote Power Patent. In the event the Court determines that our Remote Power Patent was not valid or enforceable, and/or that the defendants did not infringe any such determination would have a material adverse effect on us.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

POWER UP LICENSING PROGRAM

     On September 8, 2005, we commenced our Power Up licensing program for our Remote Power Patent. Beginning September 8, 2005, and continuing through December 31, 2005 subject to extension, vendors of Power over Ethernet power sourcing equipment (PSE) and powered devices (PD) may license the Remote Power Patent at a substantial discount from our standard reasonable and non-discriminatory royalty rates and a discount from standard license origination fees. Upon completion of the Power Up program, we will only offer licenses on our standard terms and conditions, which will include higher royalty rates and full license origination fees.

BLANK ROME AGREEMENT

     In August 2005, we entered into an agreement with Blank Rome, LLP ("Blank Rome"), a national law firm, pursuant to which Blank Rome has been engaged to represent us in connection with all litigation involving our Remote Power Patent. Blank Rome has agreed to represent us with respect to each litigation pertaining to the Remote Power Patent on a full contingency basis (except for any proceeding before the International Trade Commission). As compensation for its services on a full contingency basis, Blank Rome will receive from us percentages of Net Consideration (as defined in the Agreement) ranging from 12.5% to 35% of the amount received by us by way of settlement or judgment in connection with each litigation matter. We have also agreed to compensate Blank Rome in an amount equal to 10% of the Net Consideration received by us from certain designated parties mutually agreed upon by us and Blank Rome in the event such designated parties enter into license agreements or similar agreements with us. (For the full text of our agreement with Blank Rome, see
Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2005).

SHARES BEING OFFERED

     This prospectus relates to the offering by the selling shareholders of an aggregate of 16,886,267 shares of our common stock, consisting of (i) 2,685,000 shares of our common stock and 2,063,750 shares of our common stock issuable upon exercise of warrants issued in our private offering in December 2004 and January 2005, (ii) 8,471,679 shares of common stock owned by certain of our stockholders, (iii) 1,352,152 shares of our common stock issuable upon exercise of warrants issued to such selling stockholders as part of our private offering in December 1999 and (iv) 2,313,686 shares of our common stock issuable upon exercise of certain other outstanding warrants and options.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. THE RISK FACTORS LISTED BELOW ARE THOSE THAT WE CONSIDER TO BE MATERIAL TO AN INVESTMENT IN OUR COMMON STOCK AND THOSE WHICH, IF REALIZED, COULD HAVE MATERIAL ADVERSE EFFECTS ON OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS AS SPECIFICALLY DISCUSSED BELOW. IN SUCH AN EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT. BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE OF VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE OUR COMMON STOCK. THIS
SECTION INCLUDES OR REFERS TO CERTAIN FORWARD-LOOKING STATEMENTS. YOU SHOULD REFER TO THE EXPLANATION OF THE QUALIFICATIONS AND LIMITATIONS ON SUCH FORWARD-LOOKING STATEMENTS DISCUSSED ON PAGE 14.

WE HAVE A HISTORY OF LOSSES AND NO REVENUE FROM CURRENT OPERATIONS.

     We have incurred substantial operating losses since our inception, which has resulted in an accumulated deficit of $(44,269,000) as of September 30, 2005. For the years ended December 31, 2004 and 2003, we incurred net losses of $(1,953,000) and $(614,000), respectively. For the nine months ended September 30, 2005, we incurred a net loss of $(1,280,000). We have financed our operations primarily by sales of equity securities. Since December 2002, when we discontinued our security software products and following the commencement of our new technology licensing business in November 2003, we have had no revenue from operations and for the year ended December 31, 2004 and for the nine months ended September 30, 2005 we had no revenue from operations. Our ability to achieve revenue and generate positive cash flow from operations is dependent upon consummating licensing agreements with respect to our patented technology. We may not be successful in achieving licensing agreements with third parties and our failure to do so would have a material adverse effect on our business, financial condition and results of operations. We may not be able to achieve revenue or generate positive cash flow from operations from our new licensing business.

WE COULD BE REQUIRED TO STOP OPERATIONS IF WE ARE UNABLE TO DEVELOP OUR TECHNOLOGY LICENSING BUSINESS OR RAISE CAPITAL WHEN NEEDED.

     We anticipate, based on our currently proposed plans and assumptions relating to our operations (including the timetable of costs and expenses associated with our continued operations), that our cash position of approximately 1,257,000 at September 30, 2005 will more likely than not be sufficient to satisfy our operations and capital requirements until September 2006. However, we may expend our funds prior thereto. In the event our plans change, or our assumptions change or prove to be inaccurate (due to unanticipated expenses, difficulties, delays or otherwise), we could have insufficient funds to support our operations prior to September 2006. Our inability to obtain additional financing when needed, absent generating sufficient cash from licensing arrangements, would have a material adverse effect on the Company, requiring us to curtail or possibly cease our operations. In addition, any additional equity financing may involve substantial dilution to the interests of our then existing stockholders.

OUR NEW LICENSING BUSINESS MAY NOT BE SUCCESSFUL.

     In November 2003, we entered the technology licensing business following our acquisition of six patents relating to various telecommunications and data networking technologies including, among others, patents covering the delivery of remote power over Ethernet and the transmission of audio, video and data over computer and telephony networks. Accordingly, we have a very limited history in the technology licensing business upon which an evaluation of our prospects and future performance can be made. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the development, operation and expansion of a new business based on patented technologies in a highly specialized and competitive market. We may not be able to achieve revenue or profitable operations from our new licensing business.

OUR FUTURE SOURCE OF LICENSING REVENUE IS UNCERTAIN.

     In February 2004, we initiated our first licensing efforts relating to the technologies in our remote power patent (U.S. Patent No. 6,218,930) (the "Remote Power Patent"). To date, we have not entered into any licensing agreements with third parties with respect to our Remote Power Patent or our other patented technologies. Our inability to consummate licensing agreements and achieve revenue from our patented technologies would have a material adverse effect on our operations and our ability to continue our business. In addition, in the event we consummate license arrangements with third parties, such arrangements are not likely to produce a stable or predictable stream of revenue in the foreseeable future. Furthermore, the success of our licensing efforts depends upon the strength of our intellectual property rights.

WE ARE CURRENTLY RELYING UPON THE EFFORTS OF THINKFIRE TO CONSUMMATE LICENSING AGREEMENTS FOR OUR REMOTE POWER PATENT WITH CERTAIN SELECT POTENTIAL LICENSEES.

     On November 30, 2004, we entered into a Master Services Agreement (the "Agreement") with ThinkFire Services USA, Ltd. ("ThinkFire") pursuant to which we granted ThinkFire the exclusive (except for us and related companies) worldwide rights to negotiate license agreements for the Remote Power Patent with respect to certain potential licensees agreed to between the parties. Either we or ThinkFire can terminate the Agreement upon 60 days notice for any reason or upon 30 days notice in the event of a material breach. We have agreed to pay ThinkFire a fee not to exceed 20% of the royalty payments received from license agreements consummated by ThinkFire on our behalf. ThinkFire may not be successful in consummating license agreements on our behalf and even if such agreements are consummated they may not result in significant royalty payments to us.

OUR SUCCESS IS DEPENDENT UPON OUR ABILITY TO PROTECT OUR PROPRIETARY
TECHNOLOGIES.

     Our success is substantially dependent upon our proprietary technologies and our ability to protect our intellectual property rights. We currently hold 6 patents issued by the U.S. Patent Office that relate to various telecommunications and data networking technologies and include among other things, patents covering the transmission of audio, voice and data over computer and telephony networks and the delivery of remote PoE networks. We rely upon our patents and trade secret laws, non-disclosure agreements with our employees, consultants and third parties to protect our intellectual property rights. The complexity of patent and common law, combined with our limited resources, create risk that our efforts to protect our proprietary technologies may not be successful. We cannot assure you that our patents will be upheld or that third parties will not invalidate our patent rights. In the event our intellectual property rights are not upheld, such an event would have a material adverse effect on us.

WE ARE CURRENTLY RELYING UPON OUR CONTINGENCY FEE AGREEMENT WITH BLANK ROME.

     In August 2005, we entered into an agreement with Blank Rome, LLP ("Blank Rome"), a national law firm, pursuant to which Blank Rome has been engaged to represent us in connection with all litigation involving our Remote Power Patent. Blank Rome has agreed to represent us with respect to each litigation pertaining to the Remote Power Patent on a full contingency basis (except for any proceeding before the International Trade Commission). As compensation for its services on a full contingency basis, Blank Rome will receive from us percentages of Net Consideration (as defined in the Agreement) ranging from 12.5% to 35% received by us by way of settlement or judgment in connection with each litigation matter. We have also agreed to compensate Blank Rome in an amount equal to 10% of the Net Consideration received by us from certain designated parties mutually agreed upon by us and Blank Rome in the event such designated parties enter into license agreements or similar agreements with us. The Agreement may be terminated by either Blank Rome or us upon 30 days notice. If we elect to terminate the Agreement, we will compensate Blank Rome in an amount equal to 5% of the Net Consideration received by us from the Designated Parties with whom Blank Rome has not commenced litigation on our behalf, provided that such parties had substantive licensing or settlement discussions related to our Remote Power Patent during the term of the Agreement and entered into a license agreement or similar agreement with us providing for Net Consideration within the 12 month period following termination. In addition, in the event of termination, Blank Rome will receive its pro-rata share of Net Consideration based upon its hourly time charges with respect to parties against whom Blank Rome commenced litigation (or defended) on our behalf. In the event our agreement with Blank Rome is terminated, depending upon our financial resources at the time, we may need to enter into a contingent fee agreement with a new law firm in order to enforce and/or defend our Remote Power Patent and our inability to secure such an arrangement on satisfactory terms and on a timely basis may have a material adverse effect on us.

ANY LITIGATION TO PROTECT OUR INTELLECTUAL PROPERTY OR ANY THIRD PARTY CLAIMS TO INVALIDATE OUR PATENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Our success depends on our ability to protect our intellectual property rights. In August 2005, we commenced patent litigation against D-Link Corporation and D-Link Systems, Incorporated for infringement of our Remote Power Patent (See "Risk Factors - Uncertainty of outcome of D-Link Litigation"). In the future, it may be necessary for us to commence patent litigation against additional third parties whom we believe require a license to our patents. In addition, we may be subject to claims seeking to invalidate our patents, which will likely be asserted by D-Link as a defense in the pending litigation (see Risk Factors - "We face uncertainty as to the outcome of litigation with D-Link"). These types of claims, with or without merit, may subject us to costly litigation and diversion of management's focus. If we are unsuccessful in enforcing and validating our patents and/or if third parties making claims against us seeking to invalidate our patents are successful, they may be able to obtain injunctive or other equitable relief, which effectively could block our ability to license or otherwise capitalize on our proprietary technologies. Successful litigation against us resulting in a determination that our patents are invalid would have a material adverse effect on us.

WE FACE UNCERTAINTY AS TO THE OUTCOME OF LITIGATION WITH D-LINK.

     On August 10, 2005, we commenced litigation against D-Link Corporation and D-Link Systems, Incorporated in the United States District Court for the Eastern District of Texas, Tyler division (Civil Action No. 6:05W291), for infringement of our Remote Power Patent. Our complaint seeks, among other things, a judgment that our Remote Power Patent is duly enforceable and has been infringed by the defendants. We also seek a permanent injunction restraining defendants from continued infringement, or active inducement of infringement by others, of our Remote Power Patent. In the event that the Court determines that our Remote Power Patent was not valid or enforceable, and/or that the defendants did not infringe, any such determination would have a material adverse effect on us.

MATERIAL LICENSING REVENUES FROM OUR REMOTE POWER PATENT MAY BE DEPENDENT UPON THE APPLICABILITY OF THE IEEE STANDARD.

     The Institute of Electrical and Electronic Engineers ("IEEE") is a non-profit, technical professional association of more than 360,000 individual members in approximately 175 countries. The Standards Association of the IEEE is responsible for the creation of global industry standards for a broad range of technology industries. In 1999, the IEEE formed a task force to facilitate the adoption of a standardized methodology for the delivery of remote power over Ethernet networks which would insure interoperability among vendors of switches and terminal devices. In June 2003, the IEEE Standards Association approved the 802.3af Power Over Ethernet standard (the "Standard"), which covers technologies deployed in delivering power over Ethernet cables including whether deployed in switches or as standalone midspan hubs, both of which provide power to remote devices including wireless access points, IP phones and network based cameras. The technology is commonly referred to as Power Over Ethernet ("PoE"). We believe our Remote Power Patent covers several of the key technologies covered by the Standard. However, there is a risk that as a result of litigation a court may determine otherwise and such a determination would have a material adverse effect on our ability to enter into license agreements and achieve revenue and profits from our Remote Power Patent.

WE FACE INTENSE COMPETITION AND WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE.

     The telecommunications and data networking market is characterized by intense competition and rapidly changing business conditions, customer requirements and technologies. Our current and potential competitors have longer operating histories, greater name recognition and possess substantially greater financial, technical, marketing and other competitive resources than us. Although we believe that we have rights to enforceable patents relating to telecommunications and data networking, there can be no assurance that third parties will not invalidate any or all of our patents. In addition, the telecommunications and data networking industries may develop technologies that may be more effective than our proprietary technologies or that render our technologies less marketable or obsolete.

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND OUR TECHNOLOGIES FACE POTENTIAL TECHNOLOGY OBSOLESCENCE.

     The telecommunications and data networking technology market including, transmission of audio, video and data over computer and telephony networks and the delivery of remote power over Ethernet markets, are characterized by rapid technological changes, changing customer requirements, frequent new product introductions and enhancements, and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards may render our technologies obsolete or less marketable. To the extent we are able to achieve revenue in the future, such revenue will be derived from licensing our technologies based on existing and evolving industry standards.

DEPENDENCE UPON CEO AND CHAIRMAN.

     Our success is largely dependent upon the personal efforts of Corey M. Horowitz, our Chairman and Chief Executive Officer and Chairman of the Board of Directors. On November 26, 2004, we entered into a two (2) year employment agreement with Mr. Horowitz pursuant to which he continues to serve as our Chairman and Chief Executive Officer. We do not maintain key man life insurance on the life of Mr. Horowitz. The loss of the services of Mr. Horowitz would have a material adverse effect on our business and prospects.

RISKS RELATED TO LOW PRICED STOCKS.

     Our common stock currently trades on the OTC Bulletin Board under the symbol NSSI.OB. Since the trading price of our common stock is below $5.00 per share, our common stock is considered a penny stock. SEC regulations generally define a penny stock to be an equity security that is not listed on Nasdaq or a national securities exchange and that has a market value of less than $5.00 per share, subject to certain exceptions. SEC regulations require broker-dealers to deliver to a purchaser of our common stock a disclosure schedule explaining the penny stock market and the risks associated with it. Various sales practice requirements are also imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). Broker-dealers must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and monthly account statements disclosing recent price information for the penny stock held in the customer's account.

THE SIGNIFICANT NUMBER OF OPTIONS AND WARRANTS OUTSTANDING MAY ADVERSELY AFFECT THE MARKET PRICE FOR OUR COMMON STOCK.

     As of September 30, 2005, there are outstanding (i) options and warrants to purchase an aggregate of 11,267,244 shares of our common stock at exercise prices ranging from $.12 to $10.13, and (ii) 7,630 additional shares of our common stock which may be issued in the future under our stock option plan. To the extent that outstanding options and warrants are exercised, stockholder percentage ownership will be diluted and any sales in the public market of the common stock underlying such options may adversely affect prevailing market prices for our common stock.

WE HAVE A SIGNIFICANT AMOUNT OF AUTHORIZED BUT UNISSUED PREFERRED STOCK, WHICH MAY AFFECT THE LIKELIHOOD OF A CHANGE OF CONTROL IN OUR COMPANY.

     Our Board of Directors has the authority, without further action by the stockholders, to issue 10,000,000 shares of preferred stock on such terms and with such rights, preferences and designations as our Board of Directors may determine. Such terms may include restricting dividends on our common stock, dilution of the voting power of our common stock or impairing the liquidation rights of the holders of our common stock. Issuance of such preferred stock, depending on the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control. In addition, certain "anti-takeover" provisions in Delaware law may restrict the ability of our stockholders to authorize a merger, business combination or change of control.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC has prescribed rates for copying. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

     This prospectus is part of a Registration Statement on Form S-2 filed by us with the SEC under the Securities Act and therefore omits certain information in the Registration Statement. We have also filed exhibits with the Registration Statement that are not included in this prospectus, and you should refer to the applicable exhibit for a complete description of any statement referring to any document. You can inspect a copy of the Registration Statement and its exhibits, without charge, at the SEC's Public Reference Room, and can copy such material upon paying the SEC's prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus. You must look at each of the filings with the Securities and Exchange Commission that have been incorporated by reference to determine if any of the statements in another document incorporated by reference have been modified or superseded. Accordingly, we incorporate by reference the documents listed below:

     1. our Annual Report on Form 10-KSB/A (Amendment No. 2) for the year ended December 31, 2004 (filed November 23, 2005);

     2.   our Current Report on Form 8-K (filed January 20, 2005);

     3.   our Current Report on Form 8-K/A (filed January 24, 2005);

     4. our Quarterly Report on Form 10-QSB for the three months ended March 31, 2005 (filed May 16, 2005);

     5. our Quarterly Report on Form 10-QSB/A for the three months ended March 31, 2005 (filed June 14, 2005);

     6. our Quarterly Report on Form 10-QSB/A for the three months ended June 30, 2005 (filed November 18, 2005);

     7.   our Current Report on Form 8-K (filed August 9, 2005);

     8.   our Current Report on Form 8-K (filed August 11, 2005);

     9.   our Current Report on Form 8-K (filed August 11, 2005);

     10. our Quarterly Report on Form 10-QSB/A for the three months ended March 31, 2005 (filed August 17, 2005);

     11.  our Current Report on Form 8-K (filed September 22, 2005);

     12. our Quarterly Report on Form 10-QSB for the three months ended September 30, 2005 (filed November 15, 2005);

     13.  our Current Report on Form 8-K (filed November 15, 2005);

     14.  our Current Report on Form 8-K (filed November 17, 2005);

     15. the description of our common stock incorporated by reference in our Registration Statement on Form 8-A (filed October 9, 1998), as amended on November 3, 1998.

     We will provide at no cost to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any of these filings including any and all information that has been incorporated by reference in this Prospectus. You should direct such requests to us at 445 Park Avenue, Suite 1028, New York, New York 10022, attention: Corey M. Horowitz, Chairman and Chief Executive Officer, telephone number (212) 829-5700.

     You should rely only on the information and representations provided in this prospectus or on the information incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements that are statements that include information based upon beliefs of our management, as well as assumptions made by and information available to our management. Statements containing terms such as "believes," "expects," "anticipates," "intends" or similar words are intended to identify forward-looking statements.

     Our management, based upon assumptions they consider reasonable, has compiled these forward-looking statements. Such statements reflect our current views with respect to future events. These statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, the materials referred to in this prospectus or the materials incorporated by reference into this prospectus.

     You are cautioned that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement. Such statements speak only as of the date of this prospectus and we are not undertaking any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. All proceeds from the sale of such shares will be for the accounts of the selling stockholders. We will receive approximately $8,119,119 in proceeds, equal to the aggregate exercise price of all warrants and options to purchase an aggregate of 5,729,588 shares of our common stock, if the holders of all of the warrants and options referenced in this prospectus exercise such securities into shares of our common stock for cash. Warrants to purchase 550,000 shares of our common stock at an aggregate exercise price of $580,000 may be exercised on a cashless basis (by payment of the exercise price in shares rather than a cash payment). Any cash proceeds that we may receive upon exercise of the warrants and options will be used for working capital purposes.

                              SELLING STOCKHOLDERS

     The following table sets forth information, as of November 15, 2005, with respect to the common stock beneficially owned by each selling stockholder. The selling stockholders are not obligated to sell any of the shares offered by this prospectus. The number of shares sold by each selling stockholder may depend on a number of factors, such as the market price of our common stock.

     We are registering 16,886,267 shares of our common stock for resale by the selling stockholders. We agreed to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with the Securities and Exchange Commission, of which this prospectus is a part, with respect to the resale of:

     o 2,685,000 shares of our common stock and 2,063,750 shares of our common stock issuable upon exercise of warrants issued in our private offering completed in December 2004 and January 2005;

     o 8,471,679 additional shares of our common stock issued to certain of our stockholders;

     o 1,352,152 shares of our common stock issuable upon the exercise of warrants issued as part of our private offering completed in December 1999; and

     o 2,313,686 shares of our common stock issuable upon exercise of certain other outstanding warrants and options, all as disclosed in the table below.

     The number of shares of our common stock shown in the following table as being offered by the selling stockholders do not include such presently indeterminate number of additional shares of our common stock that may be issuable as a result of stock splits, stock dividends and similar transactions. Pursuant to Rule 416 under the Securities Act, however, such shares are included in the Registration Statement of which this prospectus is a part.

     The selling stockholders may sell any or all of their shares listed below from time to time. Accordingly, we cannot estimate how many shares the selling stockholders will own upon consummation of any such sales. Also, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which the information was provided in transactions exempt from the registration requirements of the Securities Act.

     Of the selling stockholders listed in the table below, Singer Opportunity Fund, L.P., Singer Fund, L.P., Hilary Bergman, Steven Goldfarb, William Walters, Jack Erlanger, Patrick McBrien, Scott Zelnick and Steven Heineman are believed by us to be affiliates of broker-dealers, who purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, such selling stockholders did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

            None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our securities except: (i) Corey M. Horowitz is our Chairman and Chief Executive Officer, (ii) Mr. Horowitz, Robert Graifman and Laurent Ohana serve as our directors, (iii) Sam Schwartz, as a partner in the law firms of Eiseman Levine Lehrhaupt & Kakoyiannis, P.C. and Olshan Grundman Frome Rosenzweig & Wolosky LLP, has rendered legal services to us, and (iv) CHM Capital Management Corp., the sole shareholder, director and officer of which is Mr. Horowitz, performed consulting services for us prior to Mr. Horowitz becoming our Chairman and Chief Executive Officer in December 2003.

                                             NUMBER OF
                                              SHARES                            NUMBER OF         PERCENTAGE OF
                                            BENEFICIALLY     NUMBER OF           SHARES            OUTSTANDING
                                            OWNED PRIOR       SHARES           BENEFICIALLY          COMMON
                                                TO             BEING           OWNED AFTER         STOCK AFTER
NAME                                        OFFERING(1)       OFFERED         OFFERING(1)(2)       OFFERING(1)
-----                                       -----------       -------         --------------       -----------
Barry Rubenstein                            3,792,915(3)      3,745,415              47,500                *

Irwin Lieber                                2,098,002(4)      2,050,502              47,500                *

Barry Fingerhut                             2,008,598(5)      2,008,598                   0                0%

Seth Lieber                                 1,632,300(6)      1,632,300                   0                0%

Jonathan Lieber                             1,630,748(7)      1,630,748                   0                0%

Wheatley Partners II, L.P.                  1,280,207(8)      1,280,207                   0                0%

Wheatley Partners, L.P.                       194,280(9)        194,280                   0                0%

Wheatley Foreign Partners, L.P.                16,868(9)         16,868                   0                0%

Woodland Venture Fund                         829,226(10)       829,226                   0                0%

Seneca Ventures                               619,983(10)       619,983                   0                0%

                                             NUMBER OF
                                              SHARES                            NUMBER OF         PERCENTAGE OF
                                            BENEFICIALLY     NUMBER OF           SHARES            OUTSTANDING
                                            OWNED PRIOR       SHARES           BENEFICIALLY          COMMON
                                                TO             BEING           OWNED AFTER         STOCK AFTER
NAME                                        OFFERING(1)       OFFERED         OFFERING(1)(2)       OFFERING(1)
-----                                       -----------       -------         --------------       -----------
Woodland Partners                             309,316(10)       309,316                   0                0%

Brookwood Partners, L.P.                      294,810(10)       294,810                   0                0%

Marilyn Rubenstein                              1,049             1,049                   0                0%

Corey M. Horowitz                           8,969,446(11)     4,746,365           4,223,081               19.3%

CMH Capital Management Corp.                4,167,800(12)     4,167,800                   0                0%

Donna Slavitt                                  67,471            67,471                   0                0%

Logan Zev Horowitz 1999 Trust                  15,000(13)        15,000                   0                0%

Dylan Max Horowitz 1999 Trust                  15,000(13)        15,000                   0                0%

Corey M. Horowitz Custodian for
Zachary Jordon Horowitz                        15,000(13)        15,000                   0                0%

Horowitz Partners                               2,291(14)         2,291                   0                0%

FalconStor Software, Inc.                     650,000(15)       650,000                   0                0%

Emigrant Capital Corporation                1,312,500(16)     1,312,500                   0                0%

Singer Opportunity Fund, L.P.                 784,125(17)       625,625             158,500                *

Singer Fund, L.P.                             282,355(18)       249,375              32,980                *

David M. Seldin                               474,000(19)       455,000              19,000                *

Robert Graifman                               279,777(20)       175,000             104,777                *

Gilbert S. Stein                              175,000(21)       175,000                   0                0%

John R. Hart                                  175,000(22)       175,000                   0                0%

Granite Bridge Fund, L.P.                     131,250(23)       131,250                   0                0%

CGA Resources, LLC                             87,500(24)        87,500                   0                0%

Barry S. Friedberg                             87,500(25)        87,500                   0                0%

Dasa Sada, LLC                                 87,500(26)        87,500                   0                0%

                                             NUMBER OF
                                              SHARES                            NUMBER OF         PERCENTAGE OF
                                            BENEFICIALLY     NUMBER OF           SHARES            OUTSTANDING
                                            OWNED PRIOR       SHARES           BENEFICIALLY          COMMON
                                                TO             BEING           OWNED AFTER         STOCK AFTER
NAME                                        OFFERING(1)       OFFERED         OFFERING(1)(2)       OFFERING(1)
-----                                       -----------       -------         --------------       -----------
Steven Ackerman                                87,500(27)        87,500                   0                0%

Francis May                                    43,750(28)        43,750                   0                0%

Matthew Balk                                   17,500(29)        17,500                   0                0%

Kenneth L. Walters                             17,500(30)        17,500                   0                0%

Jeb Investment Ltd.                           175,450(31)       166,250               9,200                *

Jeb Partners, L.P.                            175,050(32)       166,250               8,800                *

Manchester Explorer Limited Partnership       115,200(33)       105,000              10,200                *

Steven Heineman                               175,000(34)       175,000                   0                0%

Brian Eng                                     112,500(35)        87,500              25,000                *

Brad Reifler                                   13,125(36)        13,125                   0                0%

Steven Goldfarb                                 8,750(37)         8,750                   0                0%

Hilary Bergman                                 13,125(38)        13,125                   0                0%

Samuel Solomon                                 17,500(39)        17,500                   0                0%

Jeffrey Finkle                                105,000(40)       105,000                   0                0%

Edward Sussi                                   35,000(41)        35,000                   0                0%

Alan Friedman                                  35,000(42)        35,000                   0                0%

Alan Weiner                                    43,750(43)        43,750                   0                0%

Laurent Ohana                                  50,000(44)       100,000                   0                0%

Philip Bloom                                  486,526(45)       486,526                   0                0%

New Dimensions Trading, LTD                   114,554(46)       114,554                   0                0%

Eli Oxenhorn                                   95,073(47)        95,073                   0                0%

Aaron Wolfson                                  76,472(48)        76,472                   0                0%

                                             NUMBER OF
                                              SHARES                            NUMBER OF         PERCENTAGE OF
                                            BENEFICIALLY     NUMBER OF           SHARES            OUTSTANDING
                                            OWNED PRIOR       SHARES           BENEFICIALLY          COMMON
                                                TO             BEING           OWNED AFTER         STOCK AFTER
NAME                                        OFFERING(1)       OFFERED         OFFERING(1)(2)       OFFERING(1)
-----                                       -----------       -------         --------------       -----------
Avi Fogel                                      44,857(49)        44,857                   0                0%

Jack Erlanger                                  44,855(50)        44,855                   0                0%

Abraham Wolfson                                38,186(51)        38,186                   0                0%

William Walters                                38,186(52)        38,186                   0                0%

Gerald Josephson                               36,355(53)        36,355                   0                0%

MW Partnership                                 34,066(54)        34,066                   0                0%

Gyenes and Co.                                 31,139(55)        22,707               8,432                *

Jeffrey Rubinstein                             29,518(56)        29,518                   0                0%

Sandler Co-Investment Partners, L.P.           35,792(57)        24,665              11,127                *

Maurice Shamah                                 22,707(58)        22,707                   0                0%

Larry Altman                                   22,707(59)        22,707                   0                0%

G.E.R. Family Partnership                      16,862(60)        16,862                   0                0%

Patrick McBrien                                12,267(61)        12,267                   0                0%

Scott Zelnick                                  12,267(62)        12,267                   0                0%

Levitan Family Charitable Trust                12,154(63)        12,153                   0                0%

Abbey Oxenhorn                                 11,351(64)        11,351                   0                0%

Seth Oxenhorn                                  11,351(65)        11,351                   0                0%

MLPF&S as custodian FBO
Emanuel R. Pearlman, IRA                        8,677(66)         4,098               4,579                *

Brad Zelnick                                    4,812(67)         4,812                   0                0%

Sage Alliances Inc.                           135,462(68)       135,462                   0                0%

Jim McNeil                                     37,248(69)        37,248                   0                0%

Sam Schwartz                                   38,412(70)         2,328              36,084                *

                                             NUMBER OF
                                              SHARES                            NUMBER OF         PERCENTAGE OF
                                            BENEFICIALLY     NUMBER OF           SHARES            OUTSTANDING
                                            OWNED PRIOR       SHARES           BENEFICIALLY          COMMON
                                                TO             BEING           OWNED AFTER         STOCK AFTER
NAME                                        OFFERING(1)       OFFERED         OFFERING(1)(2)       OFFERING(1)
-----                                       -----------       -------         --------------       -----------
Roy Martin                                      2,328(71)         2,328                   0                0%

Malcolm Taub                                    2,328(72)         2,328                   0                0%

Miriam Gibofsky                               100,000(73)       100,000                   0                0%
------------------
*  Less than 1%

(1) Except as otherwise indicated, the address for each beneficial owner is c/o Network-1 Security Solutions, Inc., 445 Park Avenue, Suite 1028, New York, New York 10022.

(2) Unless otherwise indicated, the Company believes that all persons named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days have been exercised and converted. Assumes a base of 17,697,572 shares of common stock outstanding.

(3) Includes (i) 1,280,207 shares of common stock held by Wheatley Partners II, L.P., (ii) 194,280 shares of common stock held by Wheatley Partners, L.P.,
     (iii) 16,868 shares of common stock held by Wheatley Foreign Partners, L.P., (iv) 150,012 shares of common stock held by Mr. Rubenstein, (v) 47,500 shares of common stock subject to currently exercisable stock options held by Mr. Rubenstein, (vi) 49,664 shares of common stock subject to currently exercisable warrants held by Mr. Rubenstein, (vii) 829,226, 619,983, 309,316, 294,810 and 1,049 shares of common stock held by Woodland Venture Fund, Seneca Ventures, Woodland Partners, Brookwood Partners, L.P. and Marilyn Rubenstein, respectively. Does not include options to purchase 11,875 shares of common stock held by Mr. Rubenstein which are not currently exercisable. The aforementioned beneficial ownership by Mr. Rubenstein is based upon Amendment No. 6 to Schedule 13D jointly filed by Mr. Rubenstein and related parties with the Securities and Exchange Commission on January 3, 2005 and Form 4s filed by Mr. Rubenstein with the Securities and Exchange Commission on December 21, 2004 and February 17, 2005. Barry Rubenstein is a general partner of Wheatley Partners II, L.P. and a member of the general partner of each of Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P. Barry Rubenstein and Woodland Services Corp. are the general partners of Woodland Venture Fund and Seneca Ventures. Barry Rubenstein is the President and sole director of Woodland Services Corp. Marilyn Rubenstein is the wife of Barry Rubenstein. Mr. Rubenstein disclaims beneficial ownership of the shares of common stock held by Wheatley Partners II, L.P., Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., except to the extent of his equity interest therein. The address of Barry Rubenstein is 68 Wheatley Road, Brookville, New York 11545. The address of Wheatley Partners II, L.P. and Wheatley Partners, L.P. is 60 Cuttermill Road, Great Neck, New York 11021. The address of Wheatley Foreign Partners, L.P. is c/o Fiduciary Trust, One Capital Place, Snedden Road, P.O. Box 162, Grand Cayman, British West Indies. The address for Woodland Venture Fund, Seneca Ventures, Brookwood Partners, L.P. and Woodland Partners is c/o Barry Rubenstein, 68 Wheatley Road, Brookville, New York 11545.

(4) Includes (i) 1,280,207 shares of common stock held by Wheatley Partners II, L.P., (ii) 194,280 shares of common stock held by Wheatley Partners, L.P.,
     (iii) 16,868 shares of common stock held by Wheatley Foreign Partners, L.P., (iv) 509,483 shares of common stock owned by Mr. Lieber, (v) 47,500 shares of common stock subject to currently exercisable stock options owned by Mr. Lieber, and (vi) 49,664 shares of common stock subject to currently exercisable warrants owned by Mr. Lieber. Does not include options to purchase 11,875 shares of common stock owned by Mr. Lieber which are not currently exercisable. The aforementioned beneficial ownership by Mr. Lieber is based upon Amendment No. 6 to Schedule 13D jointly filed by Mr. Lieber and related parties with Securities and Exchange Commission on January 3, 2005 and Form 4s filed with the Securities and Exchange Commission on December 21, 2004 and February 17, 2005. Mr. Lieber disclaims beneficial ownership of the shares of common stock held by Wheatley Partners II, L.P., Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., except to the extent of his equity interest therein. The address of Irwin Lieber is c/o Wheatley Partners, II, L.P., 80 Cuttermill Road, Great Neck, New York 11021.

(5) Includes (i) 1,280,207 shares of common stock held by Wheatley Partners, II, L.P., (ii) 194,280 shares of common stock held by Wheatley Partners, L.P., (iii) 16,868 shares of common stock held by Wheatley Foreign Partners, L.P., and (iv) 517,243 shares of common stock owned by Mr. Fingerhut. Mr. Fingerhut disclaims beneficial ownership of the shares of common stock held by Wheatley Partners II, L.P., Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., except to the extent of his equity interest therein. The address of Barry Fingerhut is c/o Wheatley Partners, II, L.P., 80 Cuttermill Road, Great Neck, New York 11021.

(6) Includes (i) 1,280,207 shares of common stock held by Wheatley Partners, II, L.P., (ii) 194,280 shares of common stock held by Wheatley Partners, L.P., (iii) 16,868 shares of common stock held by Wheatley Foreign Partners, L.P., and (iv)140,945 shares of common stock owned by Mr. Lieber. Mr. Lieber disclaims beneficial ownership of the shares of common stock held by Wheatley Partners II, L.P., Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., except to the extent of his equity interest therein. The address of Seth Lieber is c/o Wheatley Partners, II, L.P., 80 Cuttermill Road, Great Neck, New York 11021.

(7) Includes (i) 1,280,207 shares of common stock held by Wheatley Partners, II, L.P., (ii) 194,280 shares of common stock held by Wheatley Partners, L.P., (iii) 16,868 shares of common stock held by Wheatley Foreign Partners, L.P., and (iv)139,393 shares of common stock owned by Mr. Lieber. Mr. Lieber disclaims beneficial ownership of the shares of common stock held by Wheatley Partners II, L.P., Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., except to the extent of his equity interest therein. The address of Jonathan Lieber is c/o Wheatley Partners, II, L.P., 80 Cuttermill Road, Great Neck, New York 11021.

(8) Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Seth Lieber and Jonathan Lieber, by virtue of each being a general partner of Wheatley Partners II, L.P., may be deemed to have shared power to vote and dispose of the shares of common stock owned by Wheatley Partners II, L.P. Wheatley Partners II, L.P.'s business address is 80 Cuttermill Road, Great Neck, New York 11021.

(9) Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Seth Lieber and Jonathan Lieber by virtue of being a member and officer of Wheatley Partners, LLC, the general partner of Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., may be deemed to have shared power to vote and to dispose of the shares of common stock owned by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P.

(10) Barry Rubenstein, by virtue of being a General Partner of Woodland Venture Fund, Seneca Ventures, Woodland Partners and Brookwood Partners L.P., and Marilyn Rubenstein, by virtue of being an officer of Woodland Services Corp. (a general partner of Woodland Venture Fund and Seneca Ventures) and a general partner of Woodland Partners and Brookwood Partners L.P., may be deemed to have shared power to vote and dispose of the shares of common stock owned by Woodland Venture Fund, Seneca Ventures, Woodland Partners and Brookwood Partners L.P.

(11) Includes (i) 463,803 shares of common stock held by Mr. Horowitz, (ii) 4,137,861 shares of common stock subject to currently exercisable stock options held by Mr. Horowitz, (iii) 2,867,800 shares of common stock held by CMH Capital Management Corp. ("CMH"), (iv) 550,000 shares of common stock subject to currently exercisable warrants held by CMH, (v) 750,000 shares of common stock subject to currently exercisable options held by CMH, (vi) 85,220 shares of common stock subject to currently exercisable warrants held by Mr. Horowitz, (vii) 67,471 shares of common stock owned by Donna Slavitt, the wife of Mr. Horowitz, (viii) 45,000 shares of common stock held by two trusts and a custodian account for the benefit of Mr. Horowitz's three children and (ix) 2,291 shares of common stock held by Horowitz Partners, a general partnership of which Mr. Horowitz is a partner. Does not include options to purchase 210,625 shares of common stock which are not currently exercisable. The address of CMH Capital Management Corp. is 445 Park Avenue, New York, New York 10022.

(12) Includes (i) 2,867,800 shares of common stock, (ii) 550,000 shares of common stock subject to currently exercisable warrants and (iii) 750,000 shares of common stock subject to currently exercisable options. Corey M. Horowitz, by virtue of being the sole officer and shareholder of CMH Capital Management Corp., has sole power to vote and dispose of the shares of common stock owned by CMH.

(13) Gary Horowitz, by virtue of being the trustee of the Logan Zev Horowitz 1999 Trust and the Dylan Max Horowitz 1999 Trust, has sole power to vote and dispose of the shares of common stock owned by each of the trusts. Corey M. Horowitz, by virtue of being custodian for Zachary Jordan Horowitz, has the sole power to vote and dispose of such shares.

(14) Corey M. Horowitz, Gary Horowitz, Cindy Horowitz and Syd Horowitz, by virtue of being a general partner of Horowitz Partners, may each be deemed to have shared power to vote and dispose of the shares owned by Horowitz Partners.

(15) Includes 650,000 shares of common stock subject to currently exercisable warrants. Reijane Huai, Lawrence S. Dolin, Steven Fischer, Steven L. Block, Patrick Carney and Alan W. Kaufman, by virtue of being members of the Board of Directors of FalconStor Software, Inc., may be deemed to have shared power to vote and dispose of the securities. The address of FalconStor Software, Inc. is 2 Huntington Quadrangle, Suite 2501, Mellvile, New York 11747.

(16) Includes (i) 750,000 shares of common stock and (ii) 562,500 shares of common stock subject to currently exercisable warrants. Howard Millstein, by virtue of being an officer of New York Private Bank and Trust Corporation and trustee of the Paul Milstein Revocable 1998 Trust, both indirect owners of Emigrant Capital Corporation, may be deemed to have sole power to vote and dispose of the securities owned by Emigrant Capital Corporation. The address of Emigrant Capital Corporation is 6 East 43rd Street, New York, New York 10017.

(17) Includes (i) 516,000 shares of Common Stock and (ii) 268,125 shares of Common Stock subject to currently exercisable warrants owned by Singer Opportunity Fund, L.P. Eric Singer, by virtue of being managing member of Singer Opportunity Fund, L.P. and Singer Fund Management, LLC, has sole power to vote and dispose of the shares owned by Singer Opportunity Fund, L.P. The address of Singer Opportunity Fund, L.P. is 650 Fifth Avenue, New York, New York 10019.

(18) Includes (i) 175,480 shares of Common Stock and (ii) 106,875 shares of Common Stock subject to currently exercisable warrants owned by Singer Fund, L.P. Eric Singer, by virtue of being managing member of Singer Fund, L.P. and Singer Fund Management,

     LLC, has sole power to vote and dispose of the securities owned by Singer Fund, L.P. The address of Singer Fund, L.P. is 650 Fifth Avenue, New York, New York 10019.

(19) Includes (i) 279,000 shares of common stock and (ii) 195,000 shares of common stock subject to currently exercisable warrants.

(20) Includes (i) 154,777 shares of common stock and (ii) 75,000 shares of common stock subject to currently exercisable warrants and (iii) 50,000 shares subject to currently exercisable stock options.

(21) Includes (i) 100,000 shares of common stock and (ii) 75,000 shares of common stock subject to currently exercisable warrants.

(22) Includes (i) 100,000 shares of common stock and (ii) 75,000 shares of common stock subject to currently exercisable warrants.

(23) Includes (i) 75,000 shares of common stock and (ii) 56,250 shares of common stock subject to currently exercisable warrants. Clarke Adams, by virtue of being managing partner of Granite Bridge Fund, L.P., may be deemed to have sole power to vote and dispose of the securities owned by Granite Bridge Fund, L.P.

(24) Includes (i) 50,000 shares of common stock and (ii) 37,500 shares of common stock subject to currently exercisable warrants. Cass Gunther Adelman, by virtue of being the sole member of CGA Resources, LLC, may be deemed to have sole power to vote and dispose of the securities.

(25) Includes (i) 50,000 shares of common stock and (ii) 37,500 shares of common stock subject to currently exercisable warrants.

(26) Includes (i) 50,000 shares of common stock and (ii) 37,500 shares of common stock subject to currently exercisable warrants. Allysa Ackerman, by virtue of being the sole member of Dasa Sada, LLC, may be deemed to have sole power to vote and dispose of the securities.

(27) Includes (i) 50,000 shares of common stock and (ii) 37,500 shares of common stock subject to currently exercisable warrants.

(28) Includes (i) 25,000 shares of common stock and (ii) 18,750 shares of common stock subject to currently exercisable warrants.

(29) Includes (i) 10,000 shares of common stock and (ii) 7,500 shares of common stock subject to currently exercisable warrants.

(30) Includes (i) 10,000 shares of common stock and (ii) 7,500 shares of common stock subject to currently exercisable warrants.

(31) Includes (i) 104,200 shares of common stock and (ii) 71,250 shares of common stock subject to currently exercisable warrants. James Bresser, by virtue of being a partner of the investment advisor of Jeb Investment Ltd., may be deemed to have sole power to vote and dispose of the securities.

(32) Includes (i) 103,800 shares of common stock and (ii) 71,250 shares of common stock subject to currently exercisable warrants. James Bresser, by virtue of being an officer of the general partner of Jeb Partners, L.P., may be deemed to have sole power to vote and dispose of the securities.

(33) Includes (i) 70,200 shares of common stock and (ii) 45,000 shares of common stock subject to currently exercisable warrants. James Bresser, by virtue of being an officer of Manchester Explorer Limited Partnership, may be deemed to have sole power to vote and dispose of the securities.

(34) Includes (i) 100,000 shares of common stock and (ii) 75,000 shares of common stock subject to currently exercisable warrants.

(35) Includes (i) 75,000 shares of common stock and (ii) 37,500 shares of common stock subject to currently exercisable warrants.

(36) Includes (i) 7,500 shares of common stock and (ii) 5,625 shares of common stock subject to currently exercisable warrants.

(37) Includes (i) 5,000 shares of common stock and (ii) 3,750 shares of common stock subject to currently exercisable warrants.

(38) Includes (i) 7,500 shares of common stock and (ii) 5,625 shares of common stock subject to currently exercisable warrants.

(39) Includes (i) 10,000 shares of common stock and (ii) 7,500 shares of common stock subject to currently exercisable warrants.

(40) Includes (i) 60,000 shares of common stock and (ii) 45,000 shares of common stock subject to currently exercisable warrants.

(41) Includes (i) 20,000 shares of common stock and (ii) 15,000 shares of common stock subject to currently exercisable warrants.

(42) Includes (i) 20,000 shares of common stock and (ii) 15,000 shares of common stock subject to currently exercisable warrants.

(43) Includes (i) 25,000 shares of common stock and (ii) 18,750 shares of common stock subject to currently exercisable warrants.

(44) Includes 50,000 shares of common stock subject to currently exercisable warrants and does not include 50,000 shares of common stock subject to options which are not currently exercisable but which shares are being registered for resale herein.

(45) Includes 486,526 shares of common stock subject to currently exercisable warrants.

(46) Includes 114,554 shares of common stock subject to currently exercisable warrants. Chana Edelstein and Isaac Hebroni, by virtue of being directors of New Dimensions Trading LTD, have shared power to vote and dispose of the securities.

(47) Includes 95,073 shares of common stock subject to currently exercisable warrants.

(48) Includes 76,472 shares of common stock subject to currently exercisable warrants.

(49) Includes 44,857 shares of common stock subject to currently exercisable warrants.

(50) Includes 44,857 shares of common stock subject to currently exercisable warrants.

(51) Includes 38,186 shares of common stock subject to currently exercisable warrants.

(52) Includes 38,186 shares of common stock subject to currently exercisable warrants.

(53) Includes 36,355 shares of common stock subject to currently exercisable warrants.

(54) Includes 34,066 shares of common stock subject to currently exercisable warrants. Morris Wolfson, by virtue of being managing partner of MW Partnership, may be deemed to have sole power to vote and dispose of the securities. (55) Includes (i) 8,432 shares of common stock and (ii) 22,707 shares of common stock subject to currently exercisable warrants. Andrew Geynes, by virtue of being general partner of Geynes & Co., may be deemed to have sole power to vote and dispose of the securities.

(56) Includes 29,518 shares of common stock subject to currently exercisable warrants.

(57) Includes 35,792 shares of common stock subject to currently exercisable warrants. Michael Marocco, by virtue of being Managing Director of Sandler Capital Management, the general partner of Sandler Co-Investment Partners, L.P., may be deemed to have sole power to vote and dispose of the securities.

(58) Includes 22,707 shares of common stock subject to currently exercisable warrants.

(59) Includes 22,707 shares of common stock subject to currently exercisable warrants.

(60) Includes 16,862 shares of common stock subject to currently exercisable warrants. Gerald Reich, by virtue of being General Partner of GER Family Partnership, may be deemed to have sole power to vote and dispose of the securities.

(61) Includes 12,267 shares of common stock subject to currently exercisable warrants.

(62) Includes 12,267 shares of common stock subject to currently exercisable warrants.

(63) Includes 12,154 shares of common stock subject to currently exercisable warrants. Eli Levitin, by virtue of being trustee of the Levitin Family Charitable Trust, may be deemed to have sole power to vote and dispose of the securities.

(64) Includes 11,351 shares of common stock subject to currently exercisable warrants.

(65) Includes 11,351 shares of common stock subject to currently exercisable warrants.

(66) Includes (i) 4,579 shares of common stock and (ii) 4,098 shares of common stock subject to currently exercisable warrants.

(67) Includes 4,812 shares of common stock subject to currently exercisable warrants.

(68) Includes 135,462 shares of common stock subject to currently exercisable warrants. John Redding, by virtue of being the principal of Sage Alliances, Inc., may be deemed to have sole power to vote and dispose of the securities.

(69) Includes 37,248 shares of common stock subject to currently exercisable warrants.

(70) Includes (i) 23,584 shares of common stock and (ii) 14,828 shares subject to currently exercisable options and warrants.

(71) Includes 2,328 shares of common stock subject to currently exercisable warrants.

(72) Includes 2,328 shares of common stock subject to currently exercisable warrants.

(73) Includes 100,000 shares of common stock subject to currently exercisable warrants.

                              PLAN OF DISTRIBUTION

     This offering is self-underwritten; neither we nor the selling stockholders have employed an underwriter for the sale of common stock by the selling stockholders. We will bear all expenses in connection with the preparation of this prospectus. The selling stockholders will bear all expenses associated with the sale of their common stock.

     The selling stockholders may offer their shares of common stock directly or through pledgees, donees, transferees or other successors in interest in one or more of the following transactions:

     o ordinary brokerage transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     The selling stockholders may offer their shares of common stock at any of the following prices:

     o    fixed prices that may be changed;

     o    market prices prevailing at the time of sale;

     o    prices related to such prevailing market prices; and

     o    at negotiated prices.

     The selling stockholders may effect transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     Any broker-dealer acquiring common stock from the selling stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the OTC Bulletin Board or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The selling stockholders and any broker-dealers that act in connection with the sale of the common stock hereunder might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act; any commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. Any such commissions, as well as other expenses incurred by the selling stockholders and applicable transfer taxes, are payable by the selling stockholders.

     The selling stockholders reserve the right to accept, and together with any agent of the selling stockholder, to reject in whole or in part any proposed purchase of the shares of common stock. The selling stockholders will pay any sales commissions or other seller's compensation applicable to such transactions.

     We have not registered or qualified offers and sales of shares of the common stock under the laws of any country other than the United States. To comply with certain states' securities laws, if applicable, the selling stockholders will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling stockholders may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

     The selling stockholders with respect to any purchase or sale of shares of common stock are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of securities (the "Distribution") from directly or indirectly bidding for, or purchasing for any account in which he or she has a beneficial interest, any of such securities or any right to purchase such securities, for a period of one business day before and after completion of his or her participation in the Distribution (we refer to that time period as the "Distribution Period").

     During the Distribution Period, Rule 104 under Regulation M prohibits the selling stockholders and any other persons engaged in the Distribution from engaging in any stabilizing bid or purchasing of our common stock except for the purpose of preventing or retarding a decline in the open market price of our common stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the selling shareholders will be reoffering and reselling our common stock at the market, Rule 104 prohibits them from effecting any stabilizing transaction in contravention of Rule 104 with respect of our common stock.

     There can be no assurance that the selling stockholders will sell any or all of the shares offered by them hereunder or otherwise.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     MARKET INFORMATION. Our Common Stock currently trades on OTC Bulletin Board under the symbol NSSI.OB. The following table sets forth, for the periods indicated, the range of the high and low closing bid prices for the Common Stock as reported. Such prices reflect inter-dealer quotations, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

NINE MONTHS ENDED SEPTEMBER 30, 2005       HIGH           LOW
                                           ----           ---
Third Quarter                              $1.55         $0.66
Second Quarter                             $1.12         $0.66
First Quarter                              $1.45         $0.92

YEAR ENDED DECEMBER 31, 2004               HIGH           LOW
                                           ----           ---
Fourth Quarter                             $1.25         $0.33
Third Quarter                              $0.53         $0.05
Second Quarter                             $0.25         $0.05
First Quarter                              $0.39         $0.05

YEAR ENDED DECEMBER 31, 2003               HIGH           LOW
                                           ----           ---
Fourth Quarter                             $0.22         $0.01
Third Quarter                              $0.04         $0.01
Second Quarter                             $1.06         $0.01
First Quarter                              $0.16         $0.05

     On November 21, 2005, the closing price for the Common Stock as reported on the OTC Bulletin Board was $1.38 per share. The number of record holders of our Common Stock was 105 as of November 17, 2005.

            EQUITY COMPENSATION PLAN INFORMATION

     The following table summarizes share and exercise price information about our equity compensation plans as of December 31, 2004.

---------------------------------------------------------------------------------------------------------------------------
                                                                                            Number of securities remaining
                                   Number of securities to be                                available for future issuance
                                    issued upon exercise of     Weighted-average exercise      under equity compensation
                                      outstanding options,         price of outstanding       plans (excluding securities
                                      warrants and rights         options, warrants and           reflected in column
                                             (a)                          rights                           (a))
---------------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved
   by security holders                     3,792,370                       $.94                           207,630
---------------------------------------------------------------------------------------------------------------------------
Equity compensation plans not
   approved by security holders                    0                        --                                  0
---------------------------------------------------------------------------------------------------------------------------
               Total                       3,792,370                       $.94                           207,630
---------------------------------------------------------------------------------------------------------------------------

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATION

     Our principal business is the acquisition, development, licensing and protection of our intellectual property. We presently owns six patents covering various telecommunications and data networking technologies (the "Patent Portfolio") including, among others, patents covering the delivery of power over Ethernet for the purpose of remotely powering network devices, and the transmission of audio, video and data over computer and telephony networks. Our strategy is to pursue licensing and strategic business alliances with companies in the industries that manufacture and sell products that make use of the technologies underlying its patents as well as with other users of the technology who benefit directly from the technology including corporate, educational and governmental entities.

     On November 18, 2003, we acquired the Patent Portfolio from Merlot Communications, Inc., a broadband communications solutions provider. In February 2004, following our review of applicable markets, we initiated licensing efforts relating to one of its patents (U.S. Patent No. 6,218,930) covering the remote delivery of power over Ethernet cable (the "Remote Power Patent"). We have focused, and will continue to focus, our efforts on licensing our Remote Power Patent. As of the date of this report, we have not entered into any license arrangement with respect to the Remote Power Patent, although we are pursing such arrangements with third parties. During the next 12 months, we do not presently anticipate licensing efforts for our other patents besides the Remote Power Patent.

     To date we have incurred significant losses and at September 30, 2005 had an accumulated deficit of $(44,269,000). For the year ended December 31, 2004, we incurred a net loss of $(1,953,000) and incurred a net loss of $(1,280,000) for the nine months ended September 30, 2005. We anticipate that we will continue to incur losses until we enter into material license agreements with respect to our patented technologies. We have not achieved any revenue from our technology licensing business. To date we have not entered any licensing agreements with third parties with respect to our Remote Power Patent or our other patented technologies. Our inability to consummate license agreements and achieve revenue from its patented technologies would have a material adverse effect on our operations and our ability to continue our business.

     We do not currently have any revenue from operations. Our success and our ability to generate revenue is largely dependent on our ability to consummate licensing arrangements with third parties. In November 2004, we entered into an agreement with ThinkFire Services USA, Ltd. ("ThinkFire") pursuant to which ThinkFire has been granted the exclusive worldwide rights to negotiate license agreements for the Remote Power Patent with certain agreed-upon potential licensees. We have agreed to pay ThinkFire a fee not to exceed 20% of the royalty payments received from license agreements consummated by ThinkFire on our behalf.

     Our success depends on our ability to protect our intellectual property rights. In the future, it may be necessary for us to commence patent litigation against third parties whom we believe require a license to our patents. In addition, we may be subject to third-party claims seeking to invalidate our patents, as is anticipated to be asserted by D-Link in the pending action related to our Remote Power Patent (See Risk Factors - "We face uncertainty as to the outcome of litigation with D-Link"). These types of claims, with or without merit, may subject us to costly litigation and diversion of our focus. In August 2005, we engaged Blank Rome LLP as litigation counsel with respect to the Remote Power Patent on a contingency basis pursuant to which Blank Rome is entitled to share in the proceeds of any successful enforcement of the Remote Power Patent (See Risk Factors - "We are currently relying upon our contingency fee agreement with Blank Rome"). If third parties making claims against us seeking to invalidate our patent are successful, they may be able to obtain injunctive or other equitable relief, which effectively could block our ability to license or otherwise capitalize on our proprietary technologies. Successful litigation against us resulting in a determination that our patents are invalid would have a material adverse effect on us.

     On December 21, 2004 and January 13, 2005, we completed a private offering of our equity securities resulting in gross proceeds of $2,685,000. At September 30, 2005, we had $1,257,000 of cash and cash equivalents and working capital of $688,000. We anticipate, based on currently proposed plans and assumptions, relating to our operations, that our cash and cash equivalents of approximately $1,257,000 as of September 30, 2005 will more likely than not be sufficient to satisfy our operations and capital requirements until September 2006. There can be no assurance, however, that such funds will not be expended prior thereto. In the event our plans change, or our assumptions change, or prove to be inaccurate (due to unanticipated expenses, difficulties, delays or otherwise), we may have insufficient funds to support our operations prior to September 2006. Our inability to consummate licensing arrangements with respect to our Remote Power Patent and generate revenues therefrom on a timely basis or obtain additional financing when needed would have a material adverse effect on us, requiring us to curtail or cease operations. In addition, any equity financing may involve substantial dilution to our current stockholders.

                                    BUSINESS

OVERVIEW

     Our principal business is the acquisition, development, licensing and protection of our intellectual property. We presently own six patents covering various telecommunications and data networking technologies. Our strategy is to pursue licensing and strategic business alliances with companies in industries that manufacture and sell products that make use of the technologies underlying our patents as well as with other users of the technology who benefit directly from the technology including corporate, educational and governmental entities.

     On November 18, 2003, we acquired a portfolio of telecommunications and data networking patents (the "Patent Portfolio") from Merlot Communications, Inc., a broadband communications solutions provider. In February 2004, following the acquisition of the Patent Portfolio and a review of applicable markets, we commenced initial efforts to license our Patent Portfolio. The Patent Portfolio consists of six patents issued by the U.S. Patent Office that relate to various telecommunications and data networking technologies and includes, among other things, patents covering systems and methods for the transmission of audio, video and data over local area networks (LANS) in order to achieve higher quality of service (QoS) and the control of power delivery over LANs for the purpose of remotely powering network devices.

Historical Business

     From June 1995 until December 2002, we developed, marketed, licensed and supported a suite of security software products designed to prevent unauthorized access to information residing on networked servers, desktops and laptops. In May 2003, we completed the sale of our security software technology and related intellectual property to an unaffiliated foreign corporation for an aggregate consideration of $415,000.

THE PATENTS

Our Patent Portfolio consist of the following patents:

     U.S. PATENT NO. 6,218,930: APPARATUS AND METHOD FOR REMOTELY POWERING ACCESS EQUIPMENT OVER A 10/100 SWITCHED ETHERNET NETWORK;

     U.S. PATENT NO. 6,577,631: COMMUNICATION SWITCHING MODULE FOR THE TRANSMISSION AND CONTROL OF AUDIO, VIDEO, AND COMPUTER DATA OVER A SINGLE NETWORK FABRIC;

     U.S. PATENT NO. 6,574,242: METHOD FOR THE TRANSMISSION AND CONTROL OF AUDIO, VIDEO, AND COMPUTER DATA OVER A SINGLE NETWORK FABRIC;

     U.S. PATENT NO. 6,570,890: METHOD FOR THE TRANSMISSION AND CONTROL OF AUDIO, VIDEO, AND COMPUTER DATA OVER A SINGLE NETWORK FABRIC USING ETHERNET PACKETS;

     U.S. PATENT NO. 6,539,011: METHOD FOR INITIALIZING AND ALLOCATING BANDWIDTH IN A PERMANENT VIRTUAL CONNECTION FOR THE TRANSMISSION AND CONTROL OF AUDIO, VIDEO, AND COMPUTER DATA OVER A SINGLE NETWORK FABRIC; AND

     U.S. PATENT NO. 6,215,789: LOCAL AREA NETWORK FOR THE TRANSMISSION AND CONTROL OF AUDIO, VIDEO, AND COMPUTER DATA.

     Our future success is largely dependent upon our proprietary technologies, our ability to protect our intellectual property rights and consummate license agreements with respect to our Patent Portfolio. The complexity of patent and common law, combined with our limited resources, create risk that our efforts to protect our proprietary technologies may not be successful. We cannot be assured that our patents will be upheld, or that third parties will not invalidate our patents. In August 2005, we commenced litigation against D-Link Corporation and D-Link Systems, Incorporated for infringement of our patent (U.S. Patent No. 6,218,930) covering the control of power delivered over Ethernet Cables (the "Remote Power Patent (see Risk Factors - "We face uncertainty as to the outcome of litigation with D-Link).

     In February 2004, we initiated our licensing efforts relating to our patent (U.S. Patent No. 6,218,930) covering the control of power delivery over Ethernet cables (the "Remote Power Patent"). The Remote Power Patent application was filed on March 11, 1999 and the patent was granted by the U.S. Office of Patent and Trademark on April 17, 2001. The Remote Power Patent expires on March 7, 2020.

     As of November 1, 2005, we transmitted letters to approximately 85 companies offering licenses to the Remote Power Patent. To date we have not entered into any license agreements with third parties.

     We were incorporated under the laws of the State of Delaware in July 1990. Our offices are located at 445 Park Avenue, Suite 1028, New York, New York 10022 and our telephone number is (212) 829-5770.

MARKET OVERVIEW

     We have determined that our initial licensing efforts will be focused on our Remote Power Patent. U.S. Patent No. 6,218,930 relates to several technologies that describe a methodology for controlling the delivery of power to certain devices over an Ethernet network.

     The Institute of Electrical and Electronic Engineers (IEEE) is a non-profit, technical professional association of more than 360,000 individual members in approximately 175 countries. The Standards Association of the IEEE is responsible for the creation of global industry standards for a broad range of technology industries. In 1999, at the urging of several industry vendors, the IEEE formed a task force to facilitate the adoption of a standardized methodology for the delivery of remote power over Ethernet networks that would insure interoperability among vendors of switches and terminal devices. On June 13, 2003 the IEEE Standards Association approved the 802.3af Power Over Ethernet standard (the "Standard"), which covers technologies deployed in delivering power over Ethernet cables. The Standard provides for the Power Sourcing Equipment (PSE) to be deployed in switches or as standalone midspan hubs to provide power to remote devices such as wireless access points, IP phones and network based cameras. The technology is commonly referred to as Power Over Ethernet ("PoE"). We believe our Remote Power Patent covers several of the key technologies covered by the Standard.

     Ethernet is the leading local area networking technology in use today. PoE technology allows for the delivery of power over Ethernet cables rather than by separate power cords. As a result, a variety of network devices, including IP telephones, wireless LAN Access Points, web-based network security cameras, data collection terminals and other network devices, will be able to receive power over existing data cables without the need to modify the existing infrastructure to facilitate the provision of power for such devices through traditional AC outlets. Advantages such as lower installation costs, remote management capabilities, lower maintenance costs, centralized power backup, and flexibility of device location as well as the advent of worldwide power compatibility create the possibility of PoE becoming widely adopted in networks throughout the world.

     PoE provides numerous benefits including quantifiable returns on investment. The cost of hiring electricians to pull power cable to remote locations used for access points or security cameras can rival or exceed the cost of the devices. Another key benefit is the need for Voice over IP power reliability in the face of power failures. Using PoE enables data center power supply systems to ensure on-going power - a function that would be difficult and expensive to implement if each phone required AC outlets.

     These and other advantages such as remote management capabilities, lower maintenance costs, and flexibility of device location have led to forecasts that PoE will be widely adopted in networks throughout the world. International Data Corporation (IDC) forecasts that the annual PoE sales will reach 134 million PSE switch ports (does not include midspan ports) by 2008 which equates to a 5 year compound annual growth rate of 63%. A recent Gartner report estimates that PoE port shipments more than tripled in 2004 and that price premiums for such ports ranged from $45 to $65 per port and that 18% of all wiring closet switch ports shipped in 2004 were PoE-enabled.

     The benefits of PoE are compelling as evidenced by the introduction of products by such leading vendors as 3Com, Seimens, Nortel Networks and Avaya, as well as many others. In February 2004, Cisco Systems, Inc., the world's largest network switch manufacturer, announced that all of its switches will ultimately be PoE enabled. PowerDsine, Inc., the world's leader in PoE technology and a founding member of the IEEE Task Force that developed the Standard, and

Motorola, Inc., has announced a partnership to develop chip-based PoE solutions thereby reducing cost and the number of components necessary to deliver manufactured Standard compliant products.

     We believe the cost savings as well as the other benefits that can be realized by utilizing the technology contained in the Remote Power Patent may be of significant importance to the growth of the Wireless Local Area Networking
(WLAN) industry and Voice Over IP Telephony (VOIP) industry. According to In-Stat/MDRs, a market research firm, purchases of wireless hardware, including Access Points for IEEE 802.11b/g (Wi-Fi) networks, reached $2.2 billion in 2002 and are expected to exceed $3.9 billion by 2006. A January 2004 market study by The Dell'Oro Group, a research firm, projects that annual shipments of enterprise wireless LAN access points will grow from 882,000 units in 2003 to
5.9 million units in 2008, representing a compound annual growth rate of 46.2%.

     The VOIP market is currently one of the fastest growing segments in the telecommunications industry. VOIP traffic has steadily increased over the last several years and is being deployed by service providers and carriers worldwide. IDC, a market research firm, estimates that worldwide IP telephone unit sales are set to grow from 1.5 million units in 2003 to nearly 5 million units in 2007 and overall voice-over IP equipment, which in 2003 represented a market of $3.3 billion, is expected to grow at a compound annual growth rate of 45.0% to $15.1 billion by 2007.

     The ability to supply power to end-devices through Ethernet cables can be applied to other end-devices, such as advanced security cameras, RFID card readers, laptop computers, personal digital assistants and portable digital music players. As the desire to connect more end-devices to the Ethernet network grows, we believe that PoE technology will become more widely used as a method to power these end-devices.

     We also own five (5) additional patents covering various methodologies that provide for allocating bandwidth and establishing Quality of Service for delay sensitive data, such as voice, on packet data networks. Quality of Service issues become important when data networks carry packets that contain audio and video which may require priority over data packets traveling over the same network. Covered within these patents are also technologies that establish bi-directional communications control channels between network-connected devices in order to support advanced applications on traditional data networks. We believe that potential licensees of the technologies contained in these patents would be vendors deploying applications that require the low latency transport of delay sensitive data such as video over data networks.

NETWORK-1 STRATEGY

     Our strategy is to capitalize on our Patent Portfolio through entering into licensing arrangements with third parties including manufacturers and users that utilize the Patent Portfolio's proprietary technologies as well as any additional proprietary technologies covered by patents which may be acquired by us in the future. We will also seek to enter into licensing arrangements with users of the proprietary technologies, including corporate, educational and governmental entities in those cases where the patent rights extend to the users of the technologies contained in manufactured products.

     We do not anticipate manufacturing products utilizing the Patent Portfolio or any of the proprietary technologies contained in the Patent Portfolio. Accordingly, we do not anticipate establishing a manufacturing, sales or marketing infrastructure. Consequently, we believe that our capital requirements will be less than the capital requirements for companies with such infrastructure requirements.

     In connection with our activities relating to the protection of our Patent Portfolio, it may be necessary to assert patent infringement claims against third parties that we believe are infringing our Patent Portfolio. Such litigation may be costly and based on our current limited financial resources, we may not be able to pursue litigation as aggressively as companies with substantially greater financial resources.

MARKETING AND DISTRIBUTION

     In February 2004, we commenced licensing efforts for our Remote Power Patent. We believe that potential licensees include, among others, Wireless Local Area Networking (WLAN) equipment manufacturers, Local Area Networking
(LAN) equipment manufacturers, Voice Over IP Telephony (VOIP) equipment manufacturers, and Network Camera manufacturers. In addition, we believe that additional potential licensees include users of the equipment embodying the PoE technology covered by our Remote Power Patent, including corporate, educational and federal, state and local government users, as they are significant beneficiaries of the technologies covered by the Remote Power Patent.

     ThinkFire Agreement

     On November 30, 2004, we entered into a Master Services Agreement (the "Agreement") with ThinkFire Services USA, Ltd. ("ThinkFire") pursuant to which ThinkFire has been granted the exclusive (except for direct efforts by us) worldwide rights to negotiate license agreements for our Remote Power Patent with respect to certain potential licensees agreed to between the parties. Either we or ThinkFire may terminate the Agreement upon 60 days notice for any reason or upon 30 days notice in the event of a material breach. We has agreed to pay ThinkFire a fee not to exceed 20% of the royalty payments received from license agreements consummated by ThinkFire on our behalf.

COMPETITION

     The telecommunications and data networking licensing market is characterized by intense competition and rapidly changing business conditions, customer requirements and technologies.

Our current and potential competitors have longer operating histories, greater name recognition and possess substantially greater financial, technical, marketing and other competitive resources than do we. Although we believe that we have enforceable patents relating to telecommunications and data networking, there can be no assurance that the Patent Portfolio will be upheld or that third parties will not invalidate any or all of the patents in the Patent Portfolio. In addition, our current and potential competitors may develop technologies that may be more effective than our proprietary technologies or that would render our technologies less marketable or obsolete. We may not be able to compete successfully.

     In addition, other companies may develop competing technologies that offer better or less expensive alternatives to PoE and the other technologies covered by the Patent Portfolio. Several companies have notified the IEEE that they may have patents and proprietary technologies that are covered by the Standard. In the event any of those companies assert claims relating to our patents, the licensing royalties available to us may be limited. Moreover, technological advances or entirely different approaches developed by one or more of our competitors or adopted by various standards groups could render our Remote Power Patent obsolete, less marketable or unenforceable.

EMPLOYEES AND CONSULTANTS

     As of November 1, 2005, we had one full time employee, no part time employees and three consultants.


                                 DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not currently intend to do so. We intend to retain any future earnings to support the development and growth of our business. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, cash requirements, plans for expansion, contractual restrictions, if any, and other factors deemed relevant by the by the board of directors.

                                  LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by the law firm of Eiseman Levine Lehrhaupt & Kakoyiannis, P.C., 845 Third Avenue, New York, New York. Sam Schwartz, a member of such firm, owns 23,584 shares of our common stock and owns warrants and options to purchase 14,828 shares of our common stock as of the date of this prospectus.

                                     EXPERTS

     The financial statements of the Company as of December 31, 2004 and 2003 and for each of the years then ended appearing in this Prospectus and Registration Statement have been audited by Eisner LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon authority of said firm as experts in accounting and auditing.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Our Certificate of Incorporation and Bylaws provide our directors with protection for breaches of their fiduciary duties to us and our shareholders. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC's opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                          INDEX TO FINANCIAL STATEMENTS









                                                                                                                 Page
                                                                                                                Number
                                                                                                                ------
Condensed Balance Sheets as of September 30, 2005 (unaudited) and December 31, 2004...............................F-2

Condensed Statements of Operations for the Three and Nine Months ended June 30, 2005 and 2004 (unaudited).........F-3

Condensed Statements of Cash Flows for the Nine Months ended September 30, 2005 and 2004 (unaudited)..............F-4

Notes to Condensed Financial Statements for the Nine Months ended September 30, 2005 and 2004 (unaudited).........F-5

Report of independent registered public accounting firm...........................................................F-14

Balance Sheets as of December 31, 2004 and 2003...................................................................F-15

Statements of operations for the years ended December 31, 2004 and 2003...........................................F-16

Statements of stockholders' equity for the years ended December 31, 2004 and 2003.................................F-17

Statements of cash flows for the years ended December 31, 2004 and 2003...........................................F-18

Notes to Financial Statements for the years ended December 31, 2004 and 2003......................................F-19

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                            CONDENSED BALANCE SHEETS


                                                                    SEPTEMBER 30,       DECEMBER 31,
                                                                        2005                2004
                                                                    ============        ============
                                                                     (UNAUDITED)
ASSETS
------
Current assets:
   Cash and cash equivalents                                        $  1,257,000        $  2,177,000
   Prepaid expenses and other current assets                              30,000             100,000
                                                                    ------------        ------------

        Total current assets                                           1,287,000           2,177,000

Patents                                                                   87,000              92,000
Security Deposit                                                           6,000                  --
                                                                    ------------        ------------
                                                                    $  1,380,000        $  2,369,000
                                                                    ============        ============

LIABILITIES
-----------
Current liabilities:
   Accounts payable                                                 $     83,000        $    437,000
   Accrued expenses and other current liabilities                        516,000             505,000
                                                                    ------------        ------------

        Total current liabilities                                        599,000             942,000
                                                                    ------------        ------------

Liability to be settled with equity instrument                                --             294,000
                                                                    ------------        ------------
Commitments and contingencies



STOCKHOLDERS' EQUITY
--------------------
Common stock - $0.01 par value ; authorized 50,000,000 shares;
   17,697,572 shares issued and outstanding at September 30, 2005
   and 17,097,572 at December 31, 2004                                   177,000             171,000

Additional paid-in capital                                            44,873,000          43,951,000
Accumulated deficit                                                  (44,269,000)        (42,989,000)
                                                                    ------------        ------------

                                                                         781,000           1,133,000
                                                                    ------------        ------------
                                                                    $  1,380,000        $  2,369,000
                                                                    ============        ============



See notes to unaudited condensed financial statements.

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                       CONDENSED STATEMENTS OF OPERATIONS
                                   (Unaudited)






                                                          THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                             SEPTEMBER 30,                       SEPTEMBER 30,
                                                    ==============================      ==============================
                                                        2005              2004              2005              2004
                                                    ============      ============      ============      ============
                                                                                                          (as restated -
                                                                                                           see Note 3)
Operating expenses:
   General and administrative                       $    329,000      $    280,000      $    809,000      $    862,000
   Patent Costs                                                                              500,000



LOSS BEFORE INTEREST INCOME                             (329,000)         (280,000)       (1,309,000)         (862,000)
Interest income - net                                      9,000                              29,000             1,000
                                                    ------------      ------------      ------------      ------------

Net Loss                                                (320,000)         (280,000)       (1,280,000)         (861,000)
                                                    ============      ============      ============      ============


Deemed dividend on additional warrant
antidilutution adjustment

Deemed dividend on Preferred Stock conversion                                                 (6,000)
                                                                                                              (273,000)

Net loss attributable to common stockholders        $   (320,000)     $   (280,000)     $ (1,286,000)     $ (1,134,000)
                                                    ------------      ------------      ------------      ------------




LOSS PER COMMON SHARE: BASIC AND DILUTED            $      (0.02)     $      (0.02)     $      (0.07)     $      (0.08)
                                                    ============      ============      ============      ============


WEIGHTED AVERAGE SHARES: BASIC AND DILUTED            17,697,572        15,012,572        17,671,198        14,108,917
                                                    ============      ============      ============      ============




See notes to unaudited condensed financial statements.

                       NETWORK-1 SECURITY SOLUTIONS , INC.
                 CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)






                                                                NINE MONTHS ENDED SEPTEMBER 30,
                                                                ==============================
                                                                    2005              2004
                                                                ============      ============
Cash flows from operating activities:
   Net loss                                                     $ (1,280,000)     $   (861,000)
   Adjustments to reconcile net loss to net cash used in
   operating activities:
      Depreciation and amortization                                    5,000             5,000
      Valuation adjustment for outstanding stock options             (32,000)          114,000
      Issuance of options and warrants for services rendered          68,000                --

   Changes in:
      Prepaid expenses and other current assets                       70,000            74,000
      Security Deposits                                               (6,000)               --
      Accounts payable, accrued expenses and other
        current liabilities                                         (343,000)           17,000
                                                                ------------      ------------

           Net cash used in operating activities                  (1,520,000)         (651,000)
                                                                ------------      ------------

Cash Flows from Investing Activities                                      --                --
                                                                ------------      ------------
Cash Flows from Financing Activities
      Issuance of Common Stock                                       600,000                --
                                                                ------------      ------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                           (920,000)         (651,000)
Cash and cash equivalents, beginning of period                     2,177,000           984,000
                                                                ------------      ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                        $  1,257,000      $    333,000
                                                                ============      ============


NON-CASH TRANSACTIONS:
Non-employee compensation paid with equity stock options        $    262,000      $     51,000
                                                                ============      ============

Par value of Common stock issued on conversion of
Series D and E Preferred stock                                            --      $     67,000
                                                                ============      ============





See notes to unaudited condensed financial statements

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] BASIS OF PRESENTATION:

The accompanying condensed financial statements as of September 30, 2005 and for the three and nine month periods ended September 30, 2005 and September 30, 2004, are unaudited, but, in the opinion of the management of Network-1 Security Solutions, Inc. (the "Company"), contain all adjustments consisting only of normal recurring items which the Company considers necessary for the fair presentation of the Company's financial position as of September 30, 2005, the results of its operations and its cash flows for the three and nine month periods ended September 30, 2005 and 2004. The condensed financial statements included herein have been prepared in accordance with the accounting principles generally accepted in the United States of America for interim financial information and the instructions to Form 10-QSB. Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004 included in the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. The results of operations for the nine months ended September 30, 2005 and 2004 are not necessarily indicative of the results of operations to be expected for the full year.

[2] BUSINESS:

(a) The principal business of the Company is the acquisition, development, licensing and protection of its intellectual property. The Company presently owns six patents (the "Patent Portfolio") covering various telecommunications and data networking technologies including, among others, patents covering the delivery of power over Ethernet cable for the purpose of remotely powering network devices, and the transmission of audio, video and data over computer and telephony networks. The Company's strategy is to pursue licensing and strategic business alliances with companies in the industries that manufacture and sell products that make use of the technologies underlying its patents as well as with other users of the technology who benefit directly from the technology including corporate, educational and governmental entities.

On November 18, 2003, the Company acquired the Patent Portfolio from Merlot Communications, Inc., a broadband communications solutions provider. In February 2004, the Company initiated licensing efforts relating to one of its patents (U.S. Patent No. 6,218,930) covering the remote delivery of power over Ethernet cables (the "Remote Power Patent"). As of September 30, 2005, the Company transmitted letters to approximately 85 companies offering licenses to the Remote Power Patent. To date the Company has not entered into any license agreements with third parties with respect to its Remote Power Patent.

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)


[2] BUSINESS: (CONTINUED)

(b) As reflected in the accompanying financial statements, the Company has incurred substantial losses and has experienced net cash outflows from operations for 2004 and the nine month period ended September 30, 2005. For the year ended December 31, 2004 and the nine month period ended September 30, 2005, the Company had no revenue from operations. The Company will continue to have operating losses for the foreseeable future until it is successful in licensing its patented technologies. The Company is dependent upon debt and equity financing until it generates cash flows from operations. In December 2004 and January 2005, the Company completed a private placement of its equity securities. As a result of such private placement, the Company has cash and cash equivalents of $2,177,000 as of December 31, 2004 and $1,257,000 as of September 30, 2005. The Company believes its current cash position will more likely than not be sufficient to satisfy the Company's operations and capital requirements until September 2006, although there can be no assurance that such funds will not be expended prior thereto. If necessary, the Company will take further action which it believes is required to sustain its operations for the next twelve months.

[3] - RESTATEMENT:

The Company has restated its condensed statements of operations for the nine months ended September 30, 2004 presented in this Quarterly Report on Form 10-QSB for the nine months ended September 30, 2005, following comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission and the resulting discussions with the staff pertaining to the Company's Annual Report on 10-KSB for the year ended December 31, 2004 ("2004 10-KSB").

The Company's 2004 10-KSB included disclosure in Note D [1] pertaining to its April 2004 exchange transaction pursuant to which all holders the Company's outstanding Series E convertible preferred stock ("Series E") and Series D convertible preferred stock ("Series D") (collectively, the Series E and Series D, the "Preferred Stock") exchanged their preferred shares for shares of common stock of the Company (the "2004 Exchange Transaction"). The Staff commented on the Company's accounting of the 2004 Exchange Transaction which included discussions concerning whether or not the Preferred Stock contained a "beneficial conversion feature" which should be accounted for under Emerging Issues Task Force Issue No. (EITF) 00-27 as a deemed dividend and included in the net loss attributable to common stockholders and the per share amounts.

In the 2004 Exchange Transaction, the Company entered into an exchange agreement with the holders of all of the Company's outstanding shares of Series E (Series E") and Series D ("Series D") convertible preferred stock to exchange 2,483,508 shares of Series E for 6,208,770 shares of common stock and 231,054 shares of Series D for 489,348 shares of common stock. The holders of the Series E and Series D received 1.25 times the number of shares of common stock that each preferred stockholder would have otherwise received upon conversion. The holders of preferred stock participating in the exchange included, among others, CMH Capital Management Corp. (1,084,935 Series E shares), the sole owner and officer of which is Corey M. Horowitz, Chairman and Chief Executive Officer of the

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)


[3] - RESTATEMENT: (CONTINUED)

Company, the wife of Corey M. Horowitz, (35,377 Series E shares) and other principal stockholders of the Company (990,552 of Series E shares and 209,125 of Series D shares). Upon closing of the 2004 Exchange Transaction, there were no shares of preferred stock outstanding. In its original accounting for the 2004 Exchange Transaction, the Company did not reflect a deemed dividend.

The Company has concluded that it should have recognized a deemed dividend as a result of the beneficial conversion feature in accordance with ETIF 00-27. The change in the accounting treatment for the Exchange Transaction and the restatement of the Company's condensed statement of operations for nine months ended September 30, 2004 resulted in the following changes:

     o the inclusion of a "Deemed Dividend on Preferred Stock Conversion" in the amount of $273,000 for the nine months ended September 30, 2004;
     o increase the net loss attributable to common stockholders by $273,000, to $1,134,000 from $861,000 for the nine months ended September 30, 2004; and
     o increase the loss per common share to $(.08) per share from $(.06) per share basis, and diluted, for the nine months ended September 30, 2004.

The effect of the restatement on the amounts previously reported in the Company's condensed statements of operations included in the Company's Form 10-QSB for the nine months ended September 30, 2004 are as follows:


                                                        Nine Months Ended
                                                       September 30, 2004
                                                 -----------------------------
                                                As Previously
                                                   Reported        As Restated
                                                 ------------     ------------
STATEMENTS OF OPERATIONS:
Deemed Dividend on Preferred Stock Conversion              --     $    273,000
Net Loss attributable to common stockholders     $   (861,000)    $ (1,134,000)
Loss per common share: basic and diluted         $      (0.06)    $      (0.08)

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)


[4] STOCK-BASED COMPENSATION:

The Company accounts for stock-based employee compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which was released in December 2002 as an amendment of SFAS No. 123. The following table illustrates the effect on net loss and net loss per share attributable to common stockholders as if the fair value-based method of SFAS No. 123 had been applied to all awards.

                                                          NINE  MONTHS ENDED SEPTEMBER 30,
                                                          ===============================
                                                              2005               2004
                                                          ============       ============
                                                                               (Restated)
Reported net loss attributable to common stockholders     $ (1,286,000)      $ (1,134,000)
Stock-based employee compensation expense included in
    the reported net loss, net of related tax effects               --                 --
Stock-based employee compensation determined under the
    fair value-based method, net of related tax effects       (433,000)            (3,000)
                                                          ------------       ------------

Pro forma net loss                                        $ (1,719,000)      $ (1,137,000)
                                                          ============       ============
Loss per common share (basic and diluted):
    As reported                                           $      (0.07)      $      (0.08)
                                                          ============       ============
    Pro forma                                             $      (0.10)      $      (0.08)
                                                          ============       ============


The fair value of each option grant on the date of grant is estimated using the Black-Scholes option-pricing utilizing the following weighted average assumptions:

                                           NINE MONTHS ENDED SEPTEMBER 30,
                                           -------------------------------
                                               2005               2004
                                           ------------       ------------
Risk-free interest rates                      3.95%              3.93%
Expected option life in years                3.00-7.00           3.00
Expected stock price volatility             220.65%            229.49%
Expected dividend yield                       0.00%              0.00%

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)


[5] REVENUE RECOGNITION:

The Company intends on recognizing revenue received from the licensing of its intellectual property portfolio in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") and related authoritative pronouncements. Under this guidance, revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the license agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

[6] LOSS PER SHARE:

Basic net loss per share is calculated by dividing the net loss by the weighted average number of outstanding common shares during the period. Potential shares of 11,267,244 for the three and nine month periods ending September 30, 2005 are antidilutive and are not included in the calculation of diluted loss per share. Potential shares of 6,053,104 for the three and nine month periods ending September 30, 2004 are antidilutive and are not included in the calculation of diluted loss per share. Such potential common shares reflect options and warrants.

[7] CASH EQUIVALENTS:

The Company places cash investments in high quality financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"). At September 30, 2005, the Company maintained cash balance of approximately $1,243,000 in one financial institution.

NOTE B - AMENDED PATENT PURCHASE AGREEMENT

In November 2003, the Company acquired a portfolio of telecommunications and data networking patents (six patents) from Merlot Communications, Inc. ("Merlot"). The purchase price for the Patent Portfolio was $100,000, paid in cash. The cash price paid has been capitalized and is being amortized over the remaining useful life of each patent. In addition, the Company has granted Merlot a nonexclusive, royalty free, perpetual license for the term of each patent to use the patents for the development, manufacture or sale of its own branded products to end users. The Company had agreed to pay Merlot 20% of the net income, as defined, after the first $4,000,000 of net income realized by the Company on a per patent basis from the sale or licensing of the patents. On January 18, 2005, the Company and Merlot amended the Patent Purchase Agreement (the "Amendment") pursuant to which the Company paid additional purchase price of $500,000 to Merlot in consideration for the restructuring of future contingent payments to Merlot from the licensing or sale of the Patents. The Amendment provides for future contingent payments by the Company to Merlot of $1.0 million upon achievement of $25 million of Net Royalties (as defined), an additional $1.0 million upon achievement of $50 million of Net Royalties and an additional $500,000 upon achievement of $62.5 million of Net Royalties from licensing or sale of the patents acquired from Merlot. Certain principal stockholders of the Company and related parties are also principal stockholders of Merlot and were also directors of Merlot at the time of the original agreement in November 2003 and the Amendment. The Company has treated this expenditure as an expense called Patent Costs for the nine months ended September 30, 2005.

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE C - PRIVATE PLACEMENT

[1] On December 21, 2004, the Company completed the first closing of a private placement of 2,085,000 shares of common stock and three-year warrants to purchase 1,563,750 shares of common stock (warrants to purchase 1,042,500 shares of common stock at an exercise price of $1.25 and warrants to purchase 521,250 shares of common stock at an exercise price of $1.75) for an aggregate purchase price of $2,035,000, net of $50,000 issuance costs. On January 13, 2005, the Company completed a second closing with respect to the private placement of securities, which consisted of an additional 600,000 shares of common stock and warrants to purchase an additional 450,000 shares of common stock for an aggregate purchase price of $600,000. In connection with the private placement, the Company paid to a finder $50,000 and issued to such finder warrants to purchase 50,000 shares of common stock at an exercise price of $1.00 expiring in December 2009. As part of the private placement, the Company filed a registration statement on June 21, 2005, to register the common stock and the shares issuable upon exercise of the warrants.

[2] In connection with the private placement and anti-dilutive provisions for the warrants previously issued to Falconstor Software, Inc., the Company issued warrants to purchase an aggregate of 135,000 additional shares of common stock at an exercise price of $1.00 per share expiring in October 2006. The associated expense, which is treated as an imputed dividend, is based on the fair value of these warrants using the Black-Scholes model utilizing the risk-free interest rate of 3.01%, life of 2 years, volatility of 270% and dividend yield of 0%. Such expense was $6,000 and is included in the accompanying statement of operations for the nine month period ended September 30, 2005.

NOTE D - LIABILITY TO BE SETTLED WITH EQUITY INSTRUMENTS

On April 18, 2002, in consideration of additional consulting and financial advisory services, the Company issued to CMH Capital Management Corp., an entity solely owned by Corey M. Horowitz, Chairman and Chief Executive Officer of the Company, an option to purchase 750,000 shares of the common stock at an exercise price of $1.20 per share, which was the market price of the Company's common stock on the date of issuance. The options vest over a three-year period in equal amounts of 250,000 per year beginning April 18, 2003. In addition, the options shall vest in full in the event of a "change of control" or in the event that the closing price of the Company's common stock reaches a minimum of $3.50 per share for 20 consecutive trading days. These options are treated as contingent options and were originally priced in the quarter ended June 30, 2002 at $416,000. Subsequently, they are revalued at each balance sheet date. On April 18, 2003, 250,000 of these options vested, having a fair value of $5,000. Accordingly, $5,000 was reallocated to additional paid-in capital with a corresponding reduction to the liability. On April 18, 2004, 250,000 of these options vested having a fair value of $51,000. Accordingly, $51,000 was reallocated to additional paid-in-capital with a corresponding reduction to the liability. On April 18, 2005 the remaining 250,000 options vested and were revalued from $294,000 at December 31, 2004 to $262,000 which was then reallocated to additional paid in capital. Any increase or decrease in the valuation has been reflected as an addition or reduction of general and administrative expenses at each balance sheet date.

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE E - EQUITY TRANSACTIONS

In August 2005, the Company renewed its arrangement with David C Kahn, CPA to continue as its Chief Financial Officer on a consulting basis through December 31, 2006 and issued options to Mr. Kahn to purchase an aggregate of 75,000 shares of common stock, at an exercise price of $.80 per share, which vested 30,000 shares on the date of grant and the balance of 45,000 shares shall vest in equal amounts of 7,500 shares on a quarterly basis beginning September 30, 2005 through December 31, 2006.

In September 2005, Laurent Ohana was elected to the Board of Directors and was granted an option to purchase 50,000 shares, at an exercise price of $.80 per share, which vest at the rate of 12,500 shares per quarter beginning December 16, 2005.

NOTE F - COMMITMENTS AND CONTINGENCIES

On November 30, 2004, the Company entered into a master services agreement (the "Agreement") with ThinkFire Services USA, Ltd. ("ThinkFire") pursuant to which ThinkFire has been granted the exclusive worldwide rights (except for direct efforts by the Company and related companies) to negotiate license agreements for the Remote Power Patent with respect to certain potential licensees agreed to between the parties. Either the Company or ThinkFire can terminate the Agreement upon 60 days' notice for any reason or upon 30 days' notice in the event of a material breach. The Company has agreed to pay ThinkFire a fee not to exceed 20% of the royalty payments received from license agreements consummated by ThinkFire on its behalf.

NOTE G - EMPLOYMENT ARRANGEMENTS AND OTHER AGREEMENTS

On November 26, 2004, the Company entered into an employment agreement with Corey M. Horowitz pursuant to which he agreed to continue to serve as Chairman and Chief Executive Officer of the Company for a two-year term at an annual base salary of $250,000 for the first year and $275,000 for the second year. Mr. Horowitz was also issued options to purchase an aggregate of 1,500,000 shares of the Company's common stock consisting of (i) a ten (10) year fully vested option to purchase 1,100,000 shares at an exercise price of $0.25 per share, and (ii) a five-year option to purchase 400,000 shares at an exercise price of $0.68 per share which vested 50% on the date of grant and 50% one year thereafter, subject to acceleration upon a change of control. In addition, Mr. Horowitz will receive a bonus of 5% of the Company's royalties or other payments received from licensing its patents. This bonus will continue to be paid to Mr. Horowitz for a period of five (5) years following the term of the employment agreement with respect to licenses entered into by the Company during the term of the employment agreement, provided that he has not been terminated by the Company "for cause" or by Mr. Horowitz himself without "good reason".

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE G - EMPLOYMENT ARRANGEMENTS AND OTHER AGREEMENTS: (CONTINUED)

Mr. Horowitz shall receive severance equal to 12 months base salary in the event his employment is terminated "without cause" or by Mr. Horowitz for "good reason".

Mr. Horowitz was also granted certain anti-dilution rights which provide that if at any time during the period ending December 31, 2005, in the event that the Company completes an offering of its common stock or any securities convertible or exercisable into common stock, he will receive, at the same price as the securities issued in the financing, such number of additional stock options so that he maintains the derivative ownership percentage (20.11%) of the Company based upon options and warrants owned by him and CMH (exclusive of his ownership of shares of common stock) as he owned as of the date of his employment agreement (November 26, 2004). As a result of the closings of the private placement on December 31, 2004 and January 13, 2005 and in accordance with the anti-dilution protection afforded to Mr. Horowitz in his employment agreement, Mr. Horowitz earned seven year options to purchase an aggregate of 1,195,361 shares at an exercise price of $1.18 per share. The Company did not recognize any compensation expense as the exercise price for these options exceeded the market price.

NOTE H - LITIGATION

In March 2004, PowerDsine Inc. ("PowerDsine") commenced an action against the Company in the United States District Court, Southern District of New York, seeking a declaratory judgment that the Company's patent (U.S. Patent No. 6,218,930) covering the remote delivery of power over Ethernet is not infringed by PowerDsine and/or its customers. PowerDsine further seeks an order permanently enjoining the Company (i) from making any claims to any person or entity that PowerDsine's products infringe the Remote Power Patent or contribute to infringement of the patent, (ii) from interfering with or threatening to interfere with the importation, sale, license or use of PowerDsine's power over Ethernet components or products, and (iii) from instituting or prosecuting any lawsuit or proceeding placing at issue the right of PowerDsine, its customers, licensees, successors, or assigns to import, use or sell PowerDsine's power over Ethernet components or products. The Company believes its Remote Power Patent is valid and has meritorious defenses to the action. On December 1, 2004, the Company moved to dismiss the declaratory judgment action asserting, among other things, that there is no actual case or controversy because PowerDsine did not have reasonable apprehension of suit at the time the case was filed, and therefore the court lacks jurisdiction over the matter. On January 21, 2005, the Company's motion to dismiss was denied. The Company is engaged in settlement discussion with PowerDsine in an effort to resolve the litigation. In the event the Company is unable to settle the litigation, the Company intends to vigorously defend the action and take whatever actions are necessary to protect its intellectual property. In the event, however, that the Court grants the declaratory judgment and the Company's patent is determined to be invalid, such a determination would have a material adverse effect on the Company.

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE H - LITIGATION (CONTINUED)

On August 10, 2005, the Company commenced litigation against D-Link Corporation and D-Link Systems, Incorporated (collectively, "D-Link") in the United States District Court for the Eastern District of Texas, Tyler division (Civil Action No. 6:05W291), for infringement of the Remote Power Patent. The complaint seeks, among other things, a judgment that the Remote Power Patent is duly enforceable and has been infringed by the defendants. The Company also seeks a permanent injunction restraining defendants from continued infringement, or active inducement of infringement by others, of the Remote Power Patent. In the event that the Court determines that the Company's Remote Power Patent was not valid or enforceable, and/or that the defendants did not infringe, any such determination would have a material adverse effect on the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Network-1 Security Solutions, Inc.

We have audited the accompanying balance sheets of Network-1 Security Solutions, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Network-1 Security Solutions, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.


Eisner LLP


New York, New York
February 22, 2005

With respect to Notes B and C[9]
November 20, 2005


SEE NOTES TO FINANCIAL STATEMENTS                                           F-14

NETWORK-1 SECURITY SOLUTIONS, INC.

BALANCE SHEETS

                                                                                           DECEMBER 31,
                                                                                  ------------------------------
                                                                                      2004              2003
                                                                                  ------------      ------------
ASSETS
Current assets:
   Cash and cash equivalents                                                      $  2,177,000      $    984,000
   Prepaid expenses and other current assets                                           100,000            86,000
                                                                                  ------------      ------------

        Total current assets                                                         2,277,000         1,070,000

Patents                                                                                 92,000            99,000
                                                                                  ------------      ------------

                                                                                  $  2,369,000      $  1,169,000
                                                                                  ============      ============

LIABILITIES
Current liabilities:
   Accounts payable                                                               $    437,000      $     78,000
   Accrued expenses and other current liabilities                                      505,000           520,000
                                                                                  ------------      ------------

        Total current liabilities                                                      942,000           598,000

Liability to be settled with equity instrument                                         294,000            54,000

Commitments and contingencies (Note E)

STOCKHOLDERS' EQUITY
Preferred stock - $.01 par value; 10,000,000 shares authorized; Series D -
   convertible, voting, authorized 1,250,000 shares; 0 and 231,054 shares issued and outstanding at December 31, 2004 and 2003,
      respectively; liquidation preference of $705,000 at December 31, 2003                                2,000
   Series E - convertible, authorized 3,500,000 shares; 0 and 2,483,508 shares issued and outstanding at December 31, 2004 and 2003,
      respectively; liquidation preference of $5,265,000 at December 31, 2003                             25,000
Common stock - $.01 par value; authorized 50,000,000 shares; 17,097,572 and 8,314,458 shares issued and outstanding at December 31, 2004 and
   2003, respectively                                                                  171,000            83,000
Additional paid-in capital                                                          43,951,000        41,443,000
Accumulated deficit                                                                (42,989,000)      (41,036,000)
                                                                                  ------------      ------------

                                                                                     1,133,000           517,000
                                                                                  ------------      ------------

                                                                                  $  2,369,000      $  1,169,000
                                                                                  ============      ============

SEE NOTES TO FINANCIAL STATEMENTS                                           F-15

NETWORK-1 SECURITY SOLUTIONS, INC.

STATEMENTS OF OPERATIONS

                                                                                      YEAR ENDED
                                                                                      DECEMBER 31,
                                                                             ------------------------------
                                                                                 2004              2003
                                                                             ------------      ------------
Operating expenses:                                                           AS RESTATED       As restated
                                                                             (See Note B)      (See Note B)

General and administrative                                                   $  1,956,000           595,000
                                                                             ------------      ------------

Operating Loss                                                                 (1,956,000)         (595,000)

Interest income                                                                     3,000            12,000
                                                                             ------------      ------------

Loss from continuing operations                                                (1,953,000)         (583,000)

Loss from discontinued operations                                                                   (31,000)
                                                                                               ------------

NET LOSS                                                                       (1,953,000)         (614,000)
                                                                                               ------------
Deemed Dividend on Conversion of common to Preferred                             (273,000)
Deemed dividend on extension of warrants to preferred stockholders             (1,179,000)
                                                                             ------------

Net loss attributable to common stockholders                                 $ (3,405,000)     $   (614,000)
                                                                             ============      ============

NET LOSS PER COMMON SHARE - BASIC AND DILUTED FROM CONTINUING OPERATIONS     $      (0.26)     $      (0.07)
                                                                             ============      ============


NET LOSS PER COMMON SHARE - BASIC AND FULLY DILUTED FROM DISCONTINUED
OPERATIONS                                                                                     $      (0.00)
                                                                             $      (0.26)     $      (0.07)
NET LOSS PER COMMON SHARE-BASIC AND DILUTED
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                           13,184,551         8,314,458
                                                                             ============      ============

SEE NOTES TO FINANCIAL STATEMENTS                                           F-16

NETWORK-1 SECURITY SOLUTIONS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

                                      SERIES D CONVERTIBLE               SERIES E CONVERTIBLE
                                        PREFERRED STOCK                     PREFERRED STOCK                     COMMON STOCK
                                 ------------------------------      ------------------------------      ---------------------------
                                    SHARES            AMOUNT            SHARES            AMOUNT           SHARES          AMOUNT
                                 ------------      ------------      ------------      ------------      ----------     ------------
BALANCE - DECEMBER 31, 2002           231,054      $      2,000         2,483,508      $     25,000       8,314,458     $     83,000
Issuance of stock options to
consultants                                               5,000
Issuance of options for
compensation to an employee
director
Net loss
                                 ------------      ------------      ------------      ------------      ----------     ------------

BALANCE - DECEMBER 31, 2003           231,054             2,000         2,483,508            25,000       8,314,458           83,000
Conversion of Series D and E
preferred stock into common stock    (231,054)           (2,000)       (2,483,508)          (25,000)      6,698,114           67,000
Issuance of stock options to
consultants
Sale of common stock                                                                                      2,085,000           21,000
Issuance of options for
services
Issuance of options to an
employee director
Extension of warrants issued
to preferred stockholders
Net loss
                                 ------------      ------------      ------------      ------------      ----------     ------------

BALANCE - DECEMBER 31, 2004                 0      $          0                 0      $          0      17,097,572     $    171,000
                                 ============      ============      ============      ============      ==========     ============

                                  ADDITIONAL
                                   PAID-IN         ACCUMULATED
                                   CAPITAL           DEFICIT            TOTAL
                                 ------------      ------------      ------------
BALANCE - DECEMBER 31, 2002      $ 41,397,000      $(40,422,000)     $  1,085,000
Issuance of stock options to
consultants                                                                 5,000
Issuance of options for
compensation to an employee
director                               41,000                              41,000
Net loss                                               (614,000)         (614,000)
                                 ------------      ------------      ------------

BALANCE - DECEMBER 31, 2003        41,443,000       (41,036,000)          517,000
Conversion of Series D and E
preferred stock into common stock     (40,000)                                  0
Issuance of stock options to
consultants                            51,000                              51,000
Sale of common stock                2,014,000                           2,035,000
Issuance of options for                61,000                              61,000
services
Issuance of options to an
employee director                     422,000                             422,000
Extension of warrants issued
to preferred stockholders
Net loss                                             (1,953,000)       (1,953,000)
                                 ------------      ------------      ------------

BALANCE - DECEMBER 31, 2004      $ 43,951,000      $(42,989,000)     $  1,133,000
                                 ============      ============      ============

SEE NOTES TO FINANCIAL STATEMENTS                                           F-17

NETWORK-1 SECURITY SOLUTIONS, INC.

STATEMENTS OF CASH FLOWS

                                                                                         DECEMBER 31,
                                                                                ------------------------------
                                                                                    2004              2003
                                                                                ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                     $ (1,953,000)     $   (614,000)

Adjustments to reconcile net loss to net cash used in operating activities:
      Issuance of options to an employee director                                    422,000            41,000
      Valuation adjustment for outstanding stock options                             291,000             4,000
      Issuance of options for services                                                61,000
      Gain on sale of assets of discontinued operations                                               (415,000)
      Depreciation and amortization                                                    7,000            23,000

Changes in:
        Accounts receivable                                                                              6,000
        Prepaid expenses and other current assets                                    (14,000)           10,000
        Security deposits                                                                                8,000
        Accounts payable, accrued expenses and other current liabilities             344,000          (205,000)
        Deferred revenue                                                                              (218,000)
                                                                                ------------      ------------

           Net cash used in operating activities                                    (842,000)       (1,360,000)
                                                                                ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of patents                                                                             (100,000)
   Proceeds from sale of assets of discontinued operations                                             415,000
                                                                                                  ------------

           Net cash provided by investing activities                                                   315,000
                                                                                                  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from sale of common stock                                              2,085,000
   Expenses in connection with issuance of common stock                              (50,000)
                                                                                ------------

           Net cash provided by financing activities                               2,035,000
                                                                                ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               1,193,000        (1,045,000)
Cash and cash equivalents - beginning of year                                        984,000         2,029,000
                                                                                ------------      ------------

CASH AND CASH EQUIVALENTS - END OF YEAR                                         $  2,177,000      $    984,000
                                                                                ============      ============

NON-CASH TRANSACTIONS:
   Non-employee compensation paid with stock options                            $     51,000      $      5,000

SEE NOTES TO FINANCIAL STATEMENTS                                           F-18

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE A - THE COMPANY

[1] Network-1 Security Solutions, Inc. (the "Company") is engaged in the acquisition, licensing and protection of its intellectual property and proprietary technologies. The Company owns six patents covering various telecommunications and data networking technologies (the "Patent Portfolio"). As part of its new business strategy following the acquisition of the Patent Portfolio in November 2003, the Company offers licenses to third parties for the technologies covered by its patents. In February 2004, the Company initiated its licensing efforts relating to its Patent Portfolio. As of December 31, 2004, the Company has not entered into any licensing arrangements with respect to its Patent Portfolio.

       Prior to the acquisition of the Patent Portfolio, the Company's business consisted of development, marketing, and licensing of network security software products designed to provide comprehensive security to computer networks. The Company also provided support, maintenance and training services related to its software products. In December 2002, the Company discontinued its software product line and associated operations, ceased its product development and eliminated its sales and marketing efforts and during May 2003, sold substantially all of its intellectual property related to its security software. This is shown as discontinued operations in 2003

[2] As reflected in the accompanying financial statements, the Company has incurred substantial losses and has experienced net cash outflows from operations. In 2004, the Company had no revenue from operations. The Company will continue to have operating losses for the foreseeable future until it is successful in licensing its patented technology. The Company is dependent upon debt and equity financing until it generates cash flows from operations. As discussed in Note E[2], the Company completed the first closing of a private placement of its securities in December 2004. As a result of such private placement, the Company has cash and cash equivalents of $2,177,000 as of December 31, 2004.

       Also, as discussed in Note M[1], in January 2005 the Company completed a second closing of the private placement of its equity securities and received a gross proceeds of $600,000. If necessary, the Company will take further action which it believes is required to sustain its operations for the next twelve months.

NOTE B - RESTATEMENT

The Company has restated its statements of operations for the years ended December 31, 2004 and December 31, 2003, following comments received from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") and the resulting discussions with the staff pertaining to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004 initially filed with the SEC on April 14, 2005.

As disclosed in Note E [1] pertaining to the Company's April 2004 exchange transaction pursuant to which all holders the Company's outstanding Series E convertible preferred stock ("Series E") and Series D convertible preferred stock ("Series D") (collectively, the Series E and Series D, the "Preferred Stock") exchanged their preferred shares for shares of common stock of the Company (the "2004 Exchange Transaction"). The holders of the Series E and Series D received 1.25 times the number of shares of common stock that each preferred stockholder would have otherwise received upon conversion. The Staff of the SEC commented on the Company's accounting of the 2004 Exchange Transaction which included discussions concerning whether or not the Preferred Stock contained a "beneficial conversion feature" which should be accounted for under Emerging Issues Task Force Issue No. (EITF) 00-27 as a deemed dividend and included in the net loss attributable to common stockholders and the per share amounts.

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE B - RESTATEMENT (CONTINUED)

The Company has restated its statement of operations for the year ended December 31, 2004 to recognize a deemed dividend as a result of the beneficial conversion feature in accordance with EITF 00-27 based upon the fair market value of the common stock on the date of the closing of the 2004 Exchange Transaction. The 2004 Exchange Transaction resulted in the following changes to the statements of operations for the year ended December 31, 2004:

     o "Deemed Dividend on Preferred Stock Conversion" in the amount of $273,000;
     o an increase in the net loss attributable to common stockholders by $273,000, to $3,405,000 from $3,132,000; and
     o an increase in the net loss per common share to $(0.26) per share from $(0.24) per share basic and diluted.

The effect of the restatement to recognize the deemed dividend on the amounts previously reported in the Company's statements of operations included in the Company's Form 10-KSB for the year ended December 31, 2004 are as follows:

                                                           Year Ended
                                                        December 31, 2004
                                                 ------------------------------
                                                As Previously
                                                   Reported        As Restated
                                                 ------------      ------------
STATEMENTS OF OPERATIONS:
Deemed Dividend on Preferred Stock Conversion            --        $    273,000
Net Loss attributable to common stockholders     $ (3,132,000)     $ (3,405,000)
Net Loss per common share: basic and diluted     $      (0.24)     $      (0.26)

The restatement had no effect on the Company's balance sheet as of December 31, 2004 and the statements of stockholder's equity and cash flows for the year then ended.

In addition, following discussions with the Staff of the SEC pertaining to comments relating to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004, the Company also concluded that the financial statements for the year ended December 31, 2003 should be restated to reclassify the gain on sale of assets associated with the Company's software products in May 2003 and expenses and revenues related to the software business as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 144. This reclassification has no effect on the net loss, net loss attributable to common stockholders or net loss per common share - basic and diluted.

In May 2003, the Company completed the sale of its software and related intellectual property for $415,000 (the "2003 Asset Sale"). The carrying value of these assets was written down to zero in the third quarter of 2002. The Company previously recorded the $415,000 as "Gain on Sale of Assets" in its statements of operations.

The change to reflect the 2003 Asset Sale and discontinued operations, resulted in the following changes to the statement of operations for the year ended December 31, 2003:

     o "Gain on sale of assets" of $415,000 and revenues of $218,000, cost of services of $51,000 and expenses of $613,000 were reclassified to "Loss from discontinued operations" of $(31,000);
     o General and administrated expenses were reduced from $1,208,000 to $595,000 to include only such expenses from continuing operations;
     o "Net Loss from continuing operations" of $(583,000) and "Loss from discontinued operations" of $(31,000); and
     o "Net Loss per common share - basic and diluted from continuing operations" of $(0.07) and "Net Loss per common share basic and diluted from discontinued operations" of $(0.00).

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE B - RESTATEMENT (CONTINUED)

     The effect of the restatement of the 2003 Asset Sale and discontinued operations, on the amounts previously included in the Company's statements of operations for the year ended December 31, 2003 are as follows:

                                                                            Year Ended
                                                                         December 31, 2003
                                                                    ------------------------------
                                                                   As Previously
                                                                      Reported        As Restated
                                                                    ------------      ------------
STATEMENTS OF OPERATIONS:
Revenues:
         Licenses                                                   $    130,000              --
         Services                                                   $     88,000              --
Cost of Revenues:
         Cost of services                                           $     51,000              --
Gross profit                                                        $    167,000              --
Operating expenses - General and administrative                     $  1,208,000      $    595,000
Loss before interest income and gain on sale of assets              $ (1,041,000)             --
Operating Loss                                                              --        $   (595,000)
Gain on sale of assets                                              $    415,000              --
Net Loss from continuing operations                                         --        $   (583,000)
Net Loss from discontinued operations                                       --        $    (31,000)
Net Loss per common share - basic and diluted from continuing
operations                                                                  --        $      (0.07)
Net Loss per common share - basic and diluted from discontinued
operations                                                                  --        $      (0.00)

The restatement had no effect on the Company's balance sheet as of December 31, 2003 and the statement of stockholder's equity for the year then ended.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]    CASH EQUIVALENTS:

       The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

[2]    REVENUE RECOGNITION:

       License revenue is recognized upon delivery of software or delivery of a required software key. License revenue from distributors or resellers is recognized as the distributor or reseller delivers software or the required software key to end users or original equipment manufacturers. Service revenues consist of maintenance and training services. Annual renewable maintenance fees are a separate component of each contract, and are recognized ratably over the contract term. Revenue from advance license fees are deferred until they are earned pursuant to agreements.

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE C - SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

[3]    PATENTS:

       The Company owns a Patent Portfolio that relates to various telecommunications and data networking technologies. The Company capitalizes the costs associated with acquisition, registration and maintenance of the patents and amortizes these assets over their remaining useful lives on a straight-line basis. Any further payments made to maintain or develop the patents would be capitalized and amortized over the balance of the useful life of the patents.

[4]    IMPAIRMENT OF LONG-LIVED ASSETS:

       In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," intangible assets with finite lives are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Accordingly, the Company records impairment losses on long-lived assets used in operations or expected to be disposed of when indicators of impairment exist and the undiscounted cash flows expected to be derived from those assets are less than carrying amounts of those assets. During the years ended December 31, 2004 and 2003, there was no impairment to its patents.

[5]    INCOME TAXES:

       The Company utilizes the liability method of accounting for income taxes. Under such method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect at the balance sheet date. The resulting asset or liability is adjusted to reflect enacted changes in tax law. Deferred tax assets are reduced, if necessary, by a valuation allowance when the likelihood of realization is not assured.

[6]    NET LOSS PER SHARE:

       Basic net loss per share is calculated by dividing the net loss by the weighted average number of outstanding common shares during the year. Diluted per share data includes the dilutive effects of options, warrants and convertible securities. Potential common shares of 10,111,299 and 11,495,493 at December 31, 2004 and 2003, respectively, are not included in the calculation of diluted loss per share because its effect will be anti-dilutive. Such potential common shares are options, warrants, convertible preferred stock and convertible notes.

[7]    USE OF ESTIMATES:

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[8]    FINANCIAL INSTRUMENTS:

       The carrying amounts of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to the short period to maturity of these instruments.

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE C - SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

[9]    STOCK-BASED COMPENSATION:

       The Company accounts for stock-based employee compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation;" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which was released in December 2002 as an amendment of SFAS No. 123. The following table illustrates the effect on net loss and loss per share if the fair value-based method had been applied to all awards:

                                                                       YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                  2004              2003
                                                              ------------      ------------
                                                              AS RESTATED
          Reported net loss attributable to common
             Stockholders                                     $ (3,405,000)     $   (614,000)
          Stock-based employee compensation expense
             included in reported net loss                         422,000            41,000
          Stock-based employee compensation
             determined under the fair value-based method       (1,744,000)         (203,000)
                                                              ------------      ------------

          Pro forma net loss                                  $ (4,727,000)     $   (776,000)
                                                              ============      ============
          Net loss per common share (basic and diluted):
             As reported                                      $      (0.26)     $      (0.07)
                                                              ============      ============

             Pro forma                                        $      (0.36)     $      (0.09)
                                                              ============      ============

       The fair value of options on the date of grant is estimated using the Black-Scholes option-pricing model utilizing the following weighted average assumptions:

                                                           YEAR ENDED
                                                           DECEMBER 31,
                                              -------------------------------------
                                                    2004                  2003
                                              ---------------       ---------------
          Risk-free interest rates              2.67 - 3.62%          2.74 - 5.07%
          Expected option life in years            3.00                  3.00
          Expected stock price volatility     111.88 - 231.34%      113.75 - 229.03%
          Expected dividend yield                  0.00%                 0.00%

       The weighted average fair value on the option grant date during the years ended December 31, 2004 and 2003 were $0.37 and $0.19 per option, respectively.

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE C - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[10]   RECENTLY ISSUED ACCOUNTING STANDARDS:

       In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This statement requires all share-based payments to employees be recognized in the financial statements based on their fair values on the date of grant. The Company currently uses the intrinsic value method to measure compensation expense for stock-based awards which requires a pro forma net income and earnings per share presentation as if the Company had used a fair-value based method provided by SFAS 123 to measure stock-based compensation. The Company is required to adopt SFAS 123R in the first quarter of 2006. The Company is evaluating the requirements of SFAS 123R and expects that any future issuance of options could upon its adoption have a material impact on the Company's results of operations and earnings (loss) per share.

       In November of 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt the provision of SFAS No. 151 in the third quarter of 2006. The Company does not expect SFAS 151 to have a material impact on its results of operations or financial condition.

       In December of 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The Company does not expect that the adoption of SFAS 153 will have a material impact on the Company's results of operations or financial condition.

       Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN No. 46) was originally issued in January 2003 and was subsequently revised in December 2003. FIN No. 46 attempts to clarify the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company does not believe that it has any involvement with variable interest entities that are required to be consolidated under FIN No. 46.

NOTE D- PATENTS

In November 2003, the Company acquired a portfolio of telecommunications and data networking patents (six patents) from Merlot Communications, Inc. (the "Seller") in which certain principal stockholders of the Company owned a majority of the Seller's voting stock at the time of the transaction. The purchase price for the Patent Portfolio was $100,000, paid in cash. The cash price paid has been capitalized and is being amortized over the remaining useful life of each patent. In addition, the Company has granted the Seller a nonexclusive, royalty free, perpetual license for the term of each patent to use the patents for the development, manufacture or sale of its own branded products to end users. The Company had agreed to pay the Seller 20% of the net income, as defined, after the first $4,000,000 of net income realized by the Company on a per patent basis from the sale or

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE D - PATENTS (CONTINUED)

licensing of the patents. The Company also has an option to terminate these payments for each of the patents, commencing January 1, 2007 through March 31, 2007, and for each January 1 through March 31 period thereafter, by paying the greater of: (i) two times the payment due for the 12 months immediately following the notice of termination for each patent; or (ii) $3 million plus an extra 10% for each additional year starting the fourth year after the closing of the patent agreement for each patent. In January 2005, this agreement was amended (see Note M[2]).

For the years ended December 31, 2004 and 2003, the Company has not derived any income from sale or licensing of these patents.

          Balance - January 1, 2003
             Additions                           $    100,000
             Amortization                              (1,000)

          Balance - December 31, 2003                  99,000
             Amortization                              (7,000)

          Balance - December 31, 2004            $     92,000

NOTE E - STOCKHOLDERS' EQUITY

[1]    PREFERRED STOCK:

       In April 2004, the Company entered into an exchange agreement with the holders of all of the Company's outstanding shares of Series E ("Series E") and Series D ("Series D") convertible preferred stock to exchange 2,483,508 shares of Series E for 6,208,770 shares of common stock and 231,054 shares of Series D for 489,348 shares of common stock. As an inducement for agreeing to such conversion, the holders of the Series E and Series D received 1.25 times the number of shares of common stock that each preferred stockholder would have otherwise received upon conversion. The holders of preferred stock participating in the exchange included, among others, CMH Capital Management Corp. ("CMH") (1,084,935 of Series E shares), the wife of Corey M. Horowitz, CEO of the Company (35,377 of Series E shares) and other principal stockholders of the Company (990,552 of Series E shares and 209,125 of Series D shares). Upon closing of the exchange agreement, there were no outstanding shares of preferred stock. Corey M. Horowitz, Chairman and Chief Executive Officer and a principal stockholder of the Company, is the sole owner and officer of CMH.

[2]    PRIVATE PLACEMENT:

       On December 21, 2004, the Company completed a private placement of 2,085,000 shares of common stock and three-year warrants to purchase 1,563,750 shares of common stock (warrants to purchase 1,042,500 shares of common stock at an exercise price of $1.25 and warrants to purchase 521,250 shares of common stock at an exercise price of $1.75) for an aggregate purchase price of $2,035,000, net of $50,000 issuance costs. The Company issued to a finder, warrants to purchase 50,000 shares of common stock at an exercise price of $1.00 expiring in December 2009. As part of the private placement, the Company agreed to file a registration statement on or before June 21, 2005, to register the common stock and the shares issuable upon exercise of the warrants.

       In connection with the private placement and anti-dilutive provisions for the warrants previously issued to Falconstor, the Company issued warrants to purchase 128,713 additional shares of common stock at an exercise price of $1.01 expiring in October 2006 (see Note I[3]). The associated expense of $147,000, as an imputed dividend, is based on the fair value of these warrants using the Black-Scholes model utilizing the risk-free interest rate of 3.01%, life of 2 years, volatility of 270% and dividend yield of 0% and is included in the accompanying statement of operations for the year ended December 31, 2004.

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE E - STOCKHOLDERS' EQUITY  (CONTINUED)

[3]    STOCK OPTIONS:

       During 1996, the Board of Directors and stockholders approved the adoption of the 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan, as amended, provides for the granting of both incentive and non-qualified options to purchase common stock of the Company. A total of 4,000,000 shares are provided for under the 1996 Plan.

       The term of options granted under the 1996 Plan may not exceed ten years (five years in the case of an incentive stock option granted to an employee/director owning more than 10% of the voting stock of the Company) ("10% stockholder"). The option price for incentive stock options cannot be less than 100% of the fair market value of the shares of common stock at the time the option is granted (110% for a 10% stockholder). Option terms and vesting periods are set by the Compensation Committee in its discretion.

       The following table summarizes stock option activity for the years ended December 31:

                                                            2004                                  2003
                                                -----------------------------         ---------------------------
                                                                      WEIGHTED                           WEIGHTED
                                                                      AVERAGE                            AVERAGE
                                                  OPTIONS             EXERCISE          OPTIONS          EXERCISE
                                                OUTSTANDING            PRICE          OUTSTANDING          PRICE
                                                ----------            -------         ----------          -------
       Options outstanding at beginning
          of year                                3,272,370            $ 0.99           3,154,498           $ 2.25
       Granted                                   2,365,628(c)(d)        0.62           1,860,000(a)          0.19
       Cancelled/expired                                                              (1,742,128)(b)         2.42
                                                ----------                            ----------

       Options outstanding at end of year        5,637,998              0.84           3,272,370             0.99
                                                ==========                            ==========

       Options exercisable at end of year        4,007,995              0.80           1,964,545             1.30
                                                ==========                            ==========

       (a) Includes five-year options to purchase 1,600,000 shares of the Company's common stock issued to Corey M. Horowitz, Chairman and Chief Executive Officer, in connection with an agreement in December 2003 (see Note I[1]) as follows: (i) incentive stock options to purchase 1,084,782 shares of common stock, at an exercise price of $0.23 per share, of which 434,782 options vested immediately, 250,000 options vested on December 22, 2004 and 200,000 options each vest on December 22, 2005 and December 22, 2006 and (ii) non-qualified stock options to purchase 515,218 shares of common stock, at an exercise price of $0.13 per share, which vested immediately. The Company recognized $41,000 of expense in 2003 related to the 515,218 options representing the difference between the exercise price of the options and the market price on the date of grant.

       (b) Includes ten-year options to purchase 1,200,000 shares of the Company's common stock at an exercise price of $1.65 per share issued in March 2002, in connection with a two-year employment agreement with Richard J. Kosinski, as Chief Executive Officer and President. In July 2003, all of these options issued were forfeited in connection with the settlement of a lawsuit by Mr. Kosinski against the Company.

       (c) Includes options issued to Mr. Horowitz with respect to his two-year employment agreement entered into with the Company in November 2004, to purchase an aggregate of 1,500,000 shares of common stock consisting of (i) ten-year non-qualified options to purchase 1,100,000 shares at an exercise price of $0.25 per share fully vested on the date of grant and (ii) five-year incentive stock options to purchase 400,000 shares at an exercise price of $0.68 per share which vested 50% on the date of grant and 50% one year thereafter, subject to acceleration upon a change of control (see Note J[3]). The Company recognized $407,000 of expense in 2004 related to the 1,100,000 options representing the difference between the exercise price of the option and the market price on the date of grant. The Company did not recognize compensation expense for 400,000 options as the exercise price exceeded the market price on the date of grant.

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE E - STOCKHOLDERS' EQUITY (CONTINUED)

[3]    STOCK OPTIONS: (CONTINUED)

       (d) Includes 745,628 stock options to be issued to Mr. Horowitz (Note J[3]). The Company recognized $15,000 of expense in 2004 related to these options representing the difference between the exercise price and the market price.

       (e) The following table presents information relating to all stock options outstanding and exercisable at December 31, 2004:

                                                                  WEIGHTED
                                                WEIGHTED          AVERAGE                              WEIGHTED
          RANGE OF                               AVERAGE         REMAINING                             AVERAGE
          EXERCISE              OPTIONS         EXERCISE          LIFE IN            OPTIONS           EXERCISE
           PRICE               OUTSTANDING       PRICE             YEARS            EXERCISABLE         PRICE
           -----               -----------       -----             -----            -----------         -----
        $0.12 - $2.91           5,322,273        $ 0.60             8.12             3,765,445          $ 0.48
        $3.00 - $3.75             146,625          3.44             5.55               112,250            3.56
        $4.13 - $5.69              69,600          5.17             5.09                30,800            5.16
        $6.00 - $6.88              89,500          6.22             4.49                89,500            6.22
       $10.00 - $10.13             10,000         10.00             5.25                10,000           10.00
                               ----------                                           ----------
                                5,637,998          0.84             7.95             4,007,995            0.80
                               ==========                                           ==========

       On April 18, 2002, in consideration of additional consulting and financial advisory services, the Company issued to CMH an option to purchase 750,000 shares of the common stock at an exercise price of $1.20 per share, which was the market price of the Company's common stock on the date of issuance. The options vest over a three-year period in equal amounts of 250,000 per year beginning April 18, 2003. In addition, the options shall vest in full in the event of a "change of control" or in the event that the closing price of the Company's common stock reaches a minimum of $3.50 per share for 20 consecutive trading days. These options are treated as contingent options and were originally priced in the quarter ended June 30, 2002 at $416,000. Subsequently, they are revalued at each balance sheet date. On April 18, 2003, 250,000 of these options vested, having a fair value of $5,000. Accordingly, $5,000 was reallocated to additional paid-in capital with a corresponding reduction to the liability. On April 18, 2004, 250,000 of these options vested having a fair value of $51,000. Accordingly, $51,000 was reallocated to additional paid-in-capital with a corresponding reduction to the liability. The options to purchase the remaining 250,000 shares continue to be treated as contingent options and are valued utilizing the Black-Scholes option-pricing model at each balance sheet date. At December 31, 2004, the 250,000 unvested options were valued at $294,000. Any increase or decrease in the valuation has been reflected as an addition or reduction of general and administrative expenses at each balance sheet date.

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE E - STOCKHOLDERS' EQUITY (CONTINUED)

[4]    WARRANTS:

       As of December 31, 2004, the following are the outstanding warrants to purchase shares of the Company's common stock:

                    NUMBER
                      OF         EXERCISE
                   WARRANTS        PRICE              EXPIRATION DATE
                   --------        -----              ---------------

                    100,104       $ 6.44      March 14, 2006 - February 24, 2007
                     93,120         9.66                March 14, 2006
                    300,000         0.70              July 11, 2011 (a)
                    250,000         1.48             October 8, 2006 (a)
                  1,245,972         1.11            December 22, 2005 (b)
                    106,180         1.00            December 22, 2005 (b)
                    628,713         1.01             October 2, 2006 (c)
                     66,621         2.03              April 13, 2006 (d)
                     64,352         2.00               July 2, 2006 (d)
                      4,489         2.10             October 1, 2006 (d)
                  1,042,500         1.25            December 21, 2007 (e)
                    521,250         1.75            December 21, 2007 (e)
                     50,000         1.00            December 21, 2009 (e)
                 ----------
                  4,473,301
                 ==========

       (a) Issued to CMH in 2001, a company owned by the Chairman and Chief Executive Officer.

       (b) Issued in connection with Series D preferred stock and notes in December 1999. As a result of private placement in December 2004, the warrant holders were entitled to additional warrants under antidilutive provisions. However, in lieu of such additional warrants, the Company and the warrant holders agreed to extend the term of the 1,352,152 warrants for an additional year until December 22, 2005. The associated expense in connection with the extension of these warrants is shown as an imputed dividend in the accompanying statement of operations for the year ended December 31, 2004.

       (c) Issued in 2001 private offering of Series E preferred stock.

       (d) Issued to a software development company for services rendered (see Note F[4]).

       (e) Issued in connection with 2004 private offering of common stock (see Note E[2]).

NOTE F - COMMITMENTS AND CONTINGENCIES

[1]    SERVICES AGREEMENT:

       On November 30, 2004, the Company entered into a master services agreement (the "Agreement") with ThinkFire Services USA, Ltd. ("ThinkFire") pursuant to which ThinkFire has been granted the exclusive worldwide rights (except for direct efforts by the Company and related companies) to negotiate license agreements for the Remote Power Patent with respect to certain potential licensees agreed to between the parties. Either the Company or ThinkFire can terminate the Agreement upon 60 days' notice for any reason or upon 30 days' notice in the event of a material breach. The Company has agreed to pay ThinkFire a fee not to exceed 20% of the royalty payments received from license agreements consummated by ThinkFire on its behalf.

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE F -  COMMITMENTS AND CONTINGENCIES  (CONTINUED)

[2]    OPERATING LEASES:

       The Company leases its principal office space in New York City at a monthly rent of $3,000.

       Rental expense for the years ended December 31, 2004 and 2003 aggregated $36,000 and $42,000, respectively (see Note I[1]).

[3]    SAVINGS AND INVESTMENT PLAN:

       The Company has a Savings and Investment Plan which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code of 1986. The Company also may make discretionary annual matching contributions in amounts determined by the Board of Directors, subject to statutory limits. The Company did not make any contributions to the 401(k) Plan during the years ended December 31, 2004 and 2003.

[4]    SOFTWARE DEVELOPMENT CONTRACT DISPUTE:

       The Company has a dispute with a software development company pertaining to the number of warrants the Company is required to issue for services rendered. The software development company has claimed they are entitled to approximately 325,000 additional warrants than the Company has included in the warrants outstanding in Note E[4]. The Company has included in accrued expenses any additional liability it reasonably expects to incur regarding this matter.

NOTE G - INCOME TAXES

At December 31, 2004, the Company has available net operating loss carryforwards to reduce future federal taxable income of approximately $32,464,000 for tax reporting purposes, which expire from 2009 through 2024. Pursuant to the provisions of the Internal Revenue Code, future utilization of these past losses is subject to certain limitations based on changes in the ownership of the Company's stock that have occurred.

The principal components of the net deferred tax assets are as follows:

                                                                                  YEAR ENDED
                                                                                  DECEMBER 31,
                                                                         ------------------------------
                                                                             2004              2003
                                                                         ------------      ------------
          Deferred tax assets:
             Net operating loss carryforwards                            $ 12,174,000      $ 11,687,000
             Options and warrants not yet deducted, for tax purposes          947,000           676,000
             Other                                                            126,000           146,000
                                                                         ------------      ------------

                                                                           13,247,000        12,509,000
          Valuation allowance                                             (13,247,000)      (12,509,000)
                                                                         ------------      ------------

          Net deferred tax assets                                        $          0      $          0
                                                                         ============      ============

The Company has recorded a valuation allowance for the full amount of its deferred tax assets as the likelihood of the future realization cannot be presently determined. The valuation allowance increased by $738,000 in 2004 and $230,000 in 2003.

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE G - INCOME TAXES (CONTINUED)

The reconciliation between the taxes as shown and the amount that would be computed by applying the statutory federal income tax rate to the loss before income taxes is as follows:

                                                              YEAR ENDED
                                                              DECEMBER 31,
                                                          -------------------
                                                           2004         2003
                                                          ------       ------
          Income tax benefit - statutory rate             (34.0)%      (34.0)%
          State and local, net                             (3.5)%       (3.5)%
          Valuation allowance on deferred tax assets       37.5 %       37.5 %

NOTE H - CONCENTRATIONS

The Company places its cash investments in high quality financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2004, the Company maintained cash balances of $2,077,000 in excess of FDIC limits.

NOTE I - RELATED PARTY TRANSACTIONS

[1] In November 2004, the Company entered into a two-year employment agreement with Corey M. Horowitz to continue to serve as Chairman and Chief Executive Officer at a base salary of $250,000 for the first year and $275,000 for the second year (see Note J[3]).

       During the year ended December 31, 2003, the Company paid CMH a monthly fee of $17,500 in consideration for financial advisory and consulting services rendered. Corey M. Horowitz, Chairman, Chief Executive Officer, and a principal stockholder of the Company, is the sole officer, director and stockholder of CMH. In addition, in connection with such financial advisory and consulting services, CMH was reimbursed for expenses in 2003 in the amount of $41,000, including the allocated portion of rent for office space in New York City. In December 2003, the Company employed Mr. Horowitz as Chief Executive Officer at an annual salary of $210,000 at which time CMH no longer provided financial and advisory services to the Company. In addition, Mr. Horowitz received options to purchase 1,600,000 shares of common stock (see Note E[3](a)).

[2] In April 2004, the Company entered into an exchange agreement with the holders of all of the Company's outstanding shares of Series E and Series D convertible preferred stock to convert 2,483,508 shares of Series E into 6,208,770 shares of common stock and 231,054 shares of Series D into 489,348 shares of common stock. As an inducement for agreeing to such conversion, the holders of the Series E and Series D received 1.25 times the number of shares of common stock that each preferred stockholder would have otherwise received upon conversion. The holders of preferred stock participating in the exchange included, among others, CMH (1,084,935 of Series E shares), the wife of Corey M. Horowitz (35,377 of Series E shares) and other principal stockholders of the Company (990,552 of Series E shares and 209,125 of Series D shares). Upon closing of the agreement, there were no outstanding shares of preferred stock. As a result of this transaction the Company has imputed a dividend in the amount of $ 273,000.

[3] The Company entered into a ten-year License and Distribution Agreement with Falconstor (the "Falconstor Agreement"), an investor in the Company's financing in 2001. This agreement required Falconstor to pay royalties after utilizing a non-refundable advance paid by them to the Company as a credit. On May 30, 2003, as part of the Company's sale of a portion of its assets, the Company assigned its rights under the Falconstor Agreement to the Purchaser of its software (Note K) and recognized as income the balance of the deferred revenue of $130,000 in 2003. Two of the Company's principal stockholders were also principal stockholders of Falconstor.

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE I - RELATED PARTY TRANSACTIONS AND RELATIONSHIPS  (CONTINUED)

[4] On December 21, 2004, the Company extended the exercise period for the 1999 Warrants by an additional year until December 22, 2005. The 1999 Warrants were originally issued as part of a private offering completed by the Company in December 1999. In connection with the extension of those warrants, the change in fair value of $1,032,000 using the Black-Scholes model utilizing the risk-free interest rate of 2.67%, life of 1 year, volatility of 174% and dividend yield of 0% was recorded as a deemed dividend in 2004. Corey M. Horowitz, Chairman and Chief Executive Officer of the Company, owns 85,220 warrants of the 1999 Warrants.

[5] On December 21, 2004, the Company completed a private placement of 2,085,000 shares of common stock and three year warrants to purchase 1,563,750 shares of common stock for an aggregate purchase price of $2,035,000, net of $50,000 in issuance costs. An investor in the above private placement (100,000 shares of common stock and warrants to purchase 75,000 shares of common stock) is a director of the Company.

NOTE J - EMPLOYMENT ARRANGEMENTS AND OTHER AGREEMENTS

[1]    On December 22, 2003, the Company entered into an arrangement with Corey
       M. Horowitz to serve as the Chairman and Chief Executive Officer of the Company. At the time, the Company agreed to pay a salary of $210,000. In addition, Mr. Horowitz received options to purchase 1,600,000 shares of common stock (see Note E[3](a)).

[2] In January 2004, the Company entered into an agreement with an individual to serve as the Company's Chief Financial Officer ("CFO"). The agreement expired on December 31, 2004 and provided for a base salary of $5,500 per month for the period January 22, 2004 through April 30, 2004, $4,500 per month for the period May 1, 2004 through August 31, 2004 and $3,500 per month from September 1, 2004 through December 31, 2004. In connection with his agreement, the CFO received options to purchase 50,000 shares of common stock of the Company at $0.35 per share under the Company's stock option plan, at the fair market value of the shares on the date of the grant. 20,000 of these options vested immediately and the balance vested on a monthly basis through December 31, 2004. The Company is in process of negotiating a new agreement with the CFO.

[3] On November 26, 2004, the Company entered into an employment agreement with Corey M. Horowitz pursuant to which he agreed to continue to serve as Chairman and Chief Executive Officer of the Company for a two-year term at an annual base salary of $250,000 for the first year and $275,000 for the second year. Mr. Horowitz was also issued options to purchase an aggregate of 1,500,000 shares of the Company's common stock consisting of
       (i) a ten (10) year fully vested option to purchase 1,100,000 shares at an exercise price of $0.25 per share, and (ii) a five-year option to purchase 400,000 shares at an exercise price of $0.68 per share which vested 50% on the date of grant and 50% one year thereafter, subject to acceleration upon a change of control (see Note E[3](c)). In addition, Mr. Horowitz will receive a bonus of 5% of the Company's royalties or other payments received from licensing its patents. This bonus will continue to be paid to Mr. Horowitz for a period of five (5) years following the term of the employment agreement with respect to licenses entered into by the Company during the term of the employment agreement, provided that he has not been terminated by the Company "for cause" or by Mr. Horowitz himself without "good reason". Mr. Horowitz shall receive severance equal to 12 months base salary in the event his employment is terminated "without cause" or by Mr. Horowitz for "good reason". Mr. Horowitz was also granted certain anti-dilution rights which provide that if at any time during the period ending December 31, 2005, in the event that the Company completes an offering of its common stock or any securities convertible or exercisable into common stock, he will receive, at the same price as the securities issued in the financing, such number of additional stock options so that he maintains the same ownership percentage of (20.11%) of the Company based upon options and warrants owned by him and CMH (exclusive of his ownership of shares of common stock) as he owned as of November 26, 2004. As a result of the closings of the private placement on December 31, 2004 and January 13, 2005 and in accordance with the anti-dilution protection afforded to Mr. Horowitz in his employment agreement, Mr. Horowitz earned

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE J - EMPLOYMENT ARRANGEMENTS AND OTHER AGREEMENTS  (CONTINUED)

[3]    (continued)

       seven year options to purchase an aggregate of 960,197 shares at an exercise price of $1.18 per share, consisting of an option to purchase 745,628 shares as a result of first closing on December 21, 2004 and an option to purchase 214,569 shares as a result of second closing of the private placement on January 13, 2005 (see Notes E[3](e) and M[3]).

NOTE K - DISCONTINUED OPERATIONS

On May 30, 2003, the Company completed the sale of its CyberwallPlus technology and related intellectual property and assignment of its rights under the Falconstar Agreement for aggregate proceeds of $415,000. The carrying value of these assets was written down to zero in the third quarter of 2002. The gain from the sale of assets have been shown as a reduction of the loss from discontinued operations

NOTE L - LITIGATION

In March 2004, PowerDsine Inc. ("PowerDsine") commenced an action against the Company in the United District Court, Southern District of New York, seeking a declaratory judgment that the Company's patent (U.S. Patent No. 6,218,930) covering the remote delivery of power over Ethernet (the "Remote Power Patent") is not infringed by PowerDsine and/or its customers. PowerDsine further seeks an order permanently enjoining the Company (i) from making any claims to any person or entity that PowerDsine's products infringe the Remote Power Patent or contribute to infringement of the patent, (ii) from interfering with or threatening to interfere with the importation, sale, license or use of PowerDsine's power over Ethernet components or products, and (iii) from instituting or prosecuting any lawsuit or proceeding placing at issue the right of PowerDsine, its customers, licensees, successors, or assigns to import, use or sell PowerDsine's power over Ethernet components or products. The Company believes its Remote Power Patent is valid and has meritorious defenses to the action. On December 1, 2004, the Company moved to dismiss the declaratory judgment action asserting, among other things, that there is no actual case or controversy because PowerDsine did not have reasonable apprehension of suit at the time the case was filed, and therefore the court lacks jurisdiction over the matter. On January 21, 2005, the Company's motion to dismiss was denied. The Company intends to vigorously defend the action and take whatever actions are necessary to protect its intellectual property. In the event, however, that the Court grants the declaratory judgment and the Company's patent is determined to be invalid, such a determination would have a material adverse effect on the Company.

NOTE M - SUBSEQUENT EVENTS

[1] On January 13, 2005, the Company completed a second closing with respect to a private placement of securities (see Note E[2]), which consisted of an additional 600,000 shares of common stock and warrants to purchase an additional 450,000 shares of common stock for an aggregate purchase price of $600,000.

[2] On January 18, 2005, the Company and Merlot Communications, Inc. ("Merlot") entered into an amendment to the Patent Purchase Agreement (the "Amendment") pursuant to which the Company paid $500,000 to Merlot in consideration for the restructuring of future contingent payments to Merlot from the licensing or sale of the Patents. The Amendment provides for future contingent payments by the Company to Merlot of $1.0 million upon achievement of $25 million of Net Royalties (as defined), an additional $1.0 million upon achievement of $50 million of Net Royalties and an additional $500,000 upon achievement of $62.5 million of Net Royalties from licensing or sale of the patents acquired from Merlot. Certain principal officers/directors stockholders of the Company owned a majority of the outstanding voting stock of Merlot and were also directors of Merlot at the time of the Amendment.

NETWORK-1 SECURITY SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE M - SUBSEQUENT EVENTS  (CONTINUED)

[3] On January 13, 2005, pursuant to the anti-dilution provisions of his employment agreement (see Note J[3]), Corey M. Horowitz, Chairman and Chief Executive Officer of the Company, earned an additional seven-year option to purchase 214,569 shares of common stock, at an exercise price of $1.18 per share, as a result of the Company's completion of a private offering of its securities. The Company did not recognize any compensation expense as the exercise price for these options exceeded the market price.

                       NETWORK-1 SECURITY SOLUTIONS, INC.


                                16,886,267 SHARES
                                       OF
                                  COMMON STOCK


                               ------------------

                                   PROSPECTUS

                                -----------------



                                NOVEMBER __, 2005



YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with the offering described in the Registration Statement, all of which will be borne by the Company.

     SEC registration fee.......................................    $  1,450.89
     Legal fees and expenses*...................................    $ 25,000.00
     Accounting fees and expenses*..............................    $  2,500.00
     Miscellaneous expenses*....................................    $  1,000.00
                                                                    -----------
                       TOTAL....................................     $29,950.89
                                                                     ==========
* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporations Law (the "DGCL") contains provisions entitling the Company's directors and officers to indemnification from judgments, fines, amounts paid in settlement, and reasonable expenses (including attorneys' fees) as the result of an action or proceeding in which they may be involved by reason of having been a director or officer of the Company. In its Certificate of Incorporation, the Company has included a provision that limits, to the fullest extent now or hereafter permitted by the DGCL, the personal liability of its directors to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duties as directors. Under the DGCL as currently in effect, this provision limits a director's liability except where such director (i) breaches his duty of loyalty to the Company or its stockholders, (ii) fails to act in good faith or engages in intentional misconduct or a knowing violation of law, (iii) authorizes payment of an unlawful dividend or stock purchase or redemption as provided in
Section 174 of the DGCL, or (iv) obtains an improper personal benefit. This provision does not prevent the Company or its stockholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

     The Certificate of Incorporation also includes provisions to the effect that (subject to certain exceptions) the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify, and upon request shall advance expenses to, any director or officer to the extent that such indemnification and advancement of expenses is permitted under such law, as it may from time to time be in effect. In addition, the Bylaws require the Company to indemnify, to the full extent permitted by law, any director, office, employee or agent of the Company for acts which such person reasonably believes are not in violation of the Company's corporate purposes as set forth in the Certificate of Incorporation. At present, the DGCL provides that, in order to be entitled to indemnification, an individual must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Company's best interests.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to any charter, provision, by-law, contract, arrangement, statute or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

NO.  DESCRIPTION
---  -----------

4.1 Form of Warrant, dated December 21, 2004, issued to certain investors pursuant to the Securities Purchase Agreement, dated December 21, 2004, between the Company and the investors listed therein. Previously filed as an exhibit to Exhibit 10.1 to the Current Report on Form 8-K filed on December 28, 2004.

4.2 Form of Warrant, dated January 13, 2005, issued to certain investors pursuant to the Securities Purchase Agreement, dated January 13, 2005, between the Company the investors listed therein. Previously filed as an exhibit to Exhibit 10.2 to the Current Report on Form 8-K filed January 20, 2005, and incorporated herein by reference.

4.3 Form of Warrant, dated December 22, 1999, issued by the Company to the holder listed thereon. Previously filed as Exhibit B to Exhibit 10.28 to the Form 8-K filed January 4, 2000, and incorporated herein by reference.

4.4 Form of Warrant issued by the Company for services rendered. Previously filed as Exhibit 4.3 to the Form S-3 Registration Statement (Registration No. 333-96189) declared effective by the SEC on March 21, 2000.

5.1 Opinion of Eiseman Levine Lehrhaupt & Kakoyiannis, P.C. regarding legality of securities being registered.

23.1 Consent of Eisner LLP, independent registered public accounting firm.*

23.2 Consent of Eiseman Levine Lehrhaupt & Kakoyiannis, P.C. (included within
     Exhibit 5.1).

24.1 No person has signed this Registration Statement under a power of attorney. A power of attorney relating to the signing of amendments hereto is incorporated in the signature page hereof.

------------------
* amended filing herewith.

ITEM 17. UNDERTAKINGS

     (1)  The undersigned Registrant hereby undertakes that it will:

          (a) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

               (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) Include any additional or changed material information on the plan of distribution.

          (b) For determining liability under the Securities Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of securities at that time to be the initial BONA FIDE offering.

          (c) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of this offering.

     (2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934(and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities

Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York.

Dated:  November 23, 2005

                                       NETWORK-1 SECURITY SOLUTIONS, INC.


                                       By:  /s/ Corey M. Horowitz
                                           ---------------------------------
                                           Corey M. Horowitz, Chairman and
                                           Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Corey M. Horowitz his true and lawful attorney-in-fact and agent, with full power and substitution and re-substitution, to sign in any and all capacities any and all amendments or post-effective amendments to this Registration Statement on Form S-2 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent, full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                  Title                              Date


/s/ Corey M. Horowitz      Chairman and Chief Executive       November 23, 2005
-----------------------    Officer (principal executive
Corey M. Horowitz          officer)


/s/ David C. Kahn          Chief Financial Officer            November 23, 2005
-----------------------    (principal financial and
David C. Kahn              accounting officer)


/s/ Robert Graifman        Director                           November 23, 2005
-----------------------
Robert Graifman


/s/ Robert Pons            Director                           November 23, 2005
-----------------------
Robert Pons


/s/ Harry Schessel         Director                           November 23, 2005
-----------------------
Harry Schessel

INDEX TO EXHIBITS

NO.  DESCRIPTION

4.1 Form of Warrant, dated December 21, 2004, issued to certain investors pursuant to the Securities Purchase Agreement, dated December 21, 2004, between the Company and the investors listed therein. Previously filed as an exhibit to Exhibit 10.1 to the Current Report on Form 8-K filed on December 28, 2004.

4.2 Form of Warrant, dated January 13, 2005, issued to certain investors pursuant to the Securities Purchase Agreement, dated January 13, 2005, between the Company the investors listed therein. Previously filed as an exhibit to Exhibit 10.2 to the Current Report on Form 8-K filed January 20, 2005, and incorporated herein by reference.

4.3 Form of Warrant, dated December 22, 1999, issued by the Company to the holder listed thereon. Previously filed as Exhibit B to Exhibit 10.28 to the Form 8-K filed January 4, 2000, and incorporated herein by reference.

4.4 Form of Warrant issued by the Company for services rendered. Previously filed as Exhibit 4.3 to the Form S-3 Registration Statement (Registration No. 333-96189) declared effective by the SEC on March 21, 2000.

5.1 Opinion of Eiseman Levine Lehrhaupt & Kakoyiannis, P.C. regarding legality of securities being registered.

23.1 Consent of Eisner LLP, independent registered public accounting firm.*

23.2 Consent of Eiseman Levine Lehrhaupt & Kakoyiannis, P.C. (included within
     Exhibit 5.1).

24.1 No person has signed this Registration Statement under a power of attorney. A power of attorney relating to the signing of amendments hereto is incorporated in the signature page hereof.

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* amended filing herewith.